Exhibit 99.1



BOSS 直聘

看準科技有限公司
KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
（於開曼群島註冊成立以同股不同權控制的有限責任公司）

Stock Code 股份代號：2076

2022

Annual Report
年度報告

CONTENTS

2   Company information

4   Financial performance highlights

5   Business review and outlook

7   Management discussion and analysis

11   Directors' report

26   Directors and senior management

28   Corporate governance

44   Other information

55   Independent auditor's report

60   Consolidated balance sheets

62   Consolidated statements of comprehensive (loss)/income

64   Consolidated statements of changes in shareholders' (deficit)/equity

65   Consolidated statements of cash flows

67   Notes to the consolidated financial statements

124   Four year financial summary

125   Definitions



COMPANY INFORMATION

EXECUTIVE DIRECTORS

Mr. Peng Zhao (趙鵬)
   (Founder, Chairman and Chief Executive Officer)
Mr. Yu Zhang (張宇)
Mr. Xu Chen (陳旭)
Mr. Tao Zhang (張濤)
Ms. Xiehua Wang (王燮華)

NON-EXECUTIVE DIRECTOR

Mr. Haiyang Yu (余海洋)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Charles Zhaoxuan Yang (楊昭烜)
Mr. Yonggang Sun (孫永剛)
Mr. Yusheng Wang (王渝生)

AUDIT COMMITTEE

Mr. Charles Zhaoxuan Yang (楊昭烜) *(Chairman)*
Mr. Yonggang Sun (孫永剛)
Mr. Yusheng Wang (王渝生)

COMPENSATION COMMITTEE

Mr. Yonggang Sun (孫永剛) *(Chairman)*
Mr. Charles Zhaoxuan Yang (楊昭烜)
Mr. Peng Zhao (趙鵬)

NOMINATION COMMITTEE

Mr. Charles Zhaoxuan Yang (楊昭烜) *(Chairman)*
Mr. Yonggang Sun (孫永剛)
Mr. Peng Zhao (趙鵬)

CORPORATE GOVERNANCE COMMITTEE

Mr. Yusheng Wang (王渝生) *(Chairman)*
Mr. Charles Zhaoxuan Yang (楊昭烜)
Mr. Yonggang Sun (孫永剛)

JOINT COMPANY SECRETARIES

Ms. Wenbei Wang (王文蓓)
Ms. Mei Ying Ko (高美英)

AUTHORISED REPRESENTATIVES

Mr. Yu Zhang (張宇)
Ms. Mei Ying Ko (高美英)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

18/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing
100020, People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

COMPANY INFORMATION

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

PRINCIPAL BANK

China Merchants Bank, Beijing
Taiyanggong branch
No. 21, Taiyanggong South Street
Chaoyang District
Beijing
China

STOCK SHORT NAME

BOSS ZHIPIN-W

STOCK CODE

Hong Kong Stock Exchange Stock Code: 2076
Nasdaq Stock Ticker: BZ

COMPANY WEBSITE

https://ir.zhipin.com/

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the year ended December 31,		
	2021	2022	Change (%)
	(RMB in thousands, except percentages)		
Revenues	4,259,128	4,511,062	5.9%
Loss from operations	(1,036,320)	(129,519)	(87.5)%
(Loss)/Income before income tax expenses	(1,011,547)	116,996	N/A
Net (loss)/income	(1,071,074)	107,245	N/A
Adjusted net income (non-GAAP financial measure)	852,572	799,449	(6.2)%

Non-GAAP Financial Measure

In addition to net (loss)/income, we also use adjusted net income (non-GAAP financial measure) to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net (loss)/income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management does.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as an analytical tool and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net (loss)/income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the year ended December 31,	
	2021	2022
	(RMB in thousands)	
Net (loss)/income	(1,071,074)	107,245
Add:		
Shared-based compensation expenses	1,923,646	692,204
Adjusted net income (non-GAAP financial measure)	852,572	799,449

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2022, we continued to execute our strategy that focused on technology innovations and empowered our users by enhancing their user experience. Our continuous devotion and the effectiveness of our business model further strengthened our leadership in the online recruitment market in China.

In 2022, our MAU for the full year of 2022 were 28.7 million, an increase of 5.9% from 27.1 million for the full year of 2021. Our average DAU/MAU for the full year of 2022 achieved 27.2%, largely consistent with that of 2021. Despite the impact of the COVID-19 pandemic, our business stayed resilient with growing user scale and robust user engagement.

Management Commentary

Mr. Jonathan Peng Zhao, Founder and Chief Executive Officer, commented, "In the past quarters, our efforts to improve our user experience and service capabilities have been continuously validated. We have witnessed robust user growth and engagement since the beginning of 2023 as a result of our enhanced brand recognition and strengthened competitive advantages. With the revival in recruitment demand, we are confident in delivering strong returns for our Shareholders in the years to come."

Mr. Phil Yu Zhang, Chief Financial Officer, added, "Amidst the various external challenges, including the COVID-19 pandemic, we achieved a solid financial performance for the fourth quarter and for the full year. We remained highly efficient with our marketing activities while growing users at scale. Encouraged by the recent recovery trend, we are optimistic about embracing strong growth this year while maintaining discipline in our marketing and other expenses to ensure high-quality growth."

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

•   *For enterprise user* We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

•   *For job seeker* We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

BUSINESS REVIEW AND OUTLOOK

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

Dual Primary Listing in Hong Kong

On the Listing Date, the Company successfully listed, by way of introduction, its Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange under the stock code of "2076".

2022 FIFA World Cup Sponsorship

We are the official Asia-Pacific region sponsor of the Qatar 2022 FIFA World Cup. This high-profile and widely viewed event further strengthened our brand awareness.

Share Repurchase Program

In March 2023, the Board authorized a new share repurchase program under which the Company may repurchase not more than US$150 million of its shares (including in the form of ADSs) over the next 12 months.

Business Outlook

Looking ahead to 2023, we plan to further expand our user base, and increase our presence in different user groups, industries and regions. We expect to continue to invest in improving the features of our platform, provide tailored services to better suit the interests and needs of different types of users and optimize our proprietary algorithms to further improve the accuracy of our matching results for users.

We will enhance our core technology capabilities in intelligent recommendation. We plan to strengthen our technology infrastructure, and refine our recommendation algorithms by optimizing our machine learning and deep learning capabilities in processing. Meanwhile, we intend to further attract talents with expertise in key technologies.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the year ended December 31,	
	2021	**2022**
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	4,219,026	**4,461,282**
Others	40,102	**49,780**
Total revenues	4,259,128	**4,511,062**
Operating cost and expenses		
Cost of revenues[1]	(554,648)	**(754,861)**
Sales and marketing expenses[1]	(1,942,670)	**(2,000,900)**
Research and development expenses[1]	(821,984)	**(1,182,716)**
General and administrative expenses[1]	(1,991,123)	**(719,699)**
Total operating cost and expenses	(5,310,425)	**(4,658,176)**
Other operating income, net	14,977	**17,595**
Loss from operations	(1,036,320)	**(129,519)**
Investment income	24,744	**65,150**
Financial income, net	9,735	**161,332**
Foreign exchange (loss)/gain	(1,961)	**8,627**
Other (expenses)/income, net	(7,745)	**11,406**
(Loss)/Income before income tax expenses	(1,011,547)	**116,996**
Income tax expenses	(59,527)	**(9,751)**
Net (loss)/income	(1,071,074)	**107,245**

MANAGEMENT DISCUSSION AND ANALYSIS

Note:

(1)   Share-based compensation expenses were allocated as follows:

	For the year ended December 31,	
	2021	**2022**
	(RMB in thousands)	
Cost of revenues	31,467	**39,587**
Sales and marketing expenses	73,733	**170,366**
Research and development expenses	137,820	**284,323**
General and administrative expenses	1,680,626	**197,928**
Total	1,923,646	**692,204**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 5.9% from RMB4.3 billion in 2021 to RMB4.5 billion in 2022. This increase was primarily resulted from our continued investment in enhancing our service capabilities. In particular, revenues from online recruitment services to enterprise customers were RMB4,461.3 million for the full year of 2022, representing an increase of 5.7% from RMB4,219.0 million for the full year of 2021. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB49.8 million for the full year of 2022, representing an increase of 24.2% from RMB40.1 million for the full year of 2021, mainly benefiting from expanded user base.

Cost of Revenues

Our cost of revenues increased by 36.1% from RMB554.6 million in 2021 to RMB754.9 million in 2022, primarily driven by increased employee-related expenses and increased server and bandwidth cost.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 3.0% from RMB1.9 billion in 2021 to RMB2.0 billion in 2022, primarily due to increased employee-related expenses and increased brand advertising expenses mainly resulting from the marketing campaigns during the 2022 FIFA World Cup, partially offset by decreased customer acquisition cost.

Research and Development Expenses

Our research and development expenses increased by 43.9% from RMB822.0 million in 2021 to RMB1.2 billion in 2022, which was primarily due to increased employee-related expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

General and Administrative Expenses

Our general and administrative expenses decreased by 63.9% from RMB2.0 billion in 2021 to RMB719.7 million in 2022, which was mainly due to one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, partially offset by increased employee-related expenses.

Loss from Operations

As a result of the foregoing, we incurred RMB129.5 million of loss from operations in 2022, as compared to RMB1.0 billion in 2021.

Income Tax Expenses

We accrued income tax expenses of RMB9.8 million in 2022, as compared to that of RMB59.5 million in 2021.

Net Income/(Loss)

We recorded net income of RMB107.2 million in 2022, as compared to a net loss of RMB1.1 billion in 2021.

Liquidity and Capital Resources

During the Reporting Period, we have financed our operations primarily through cash generated from operations and proceeds from historical equity financing. Our cash and cash equivalents and short-term investments increased by 8.0% from RMB12.2 billion as of December 31, 2021 to RMB13.2 billion as of December 31, 2022, with RMB1.0 billion net cash generated from operating activities for the full year of 2022.

Interest-bearing Bank and Other Borrowings

As of December 31, 2022, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

During the Reporting Period, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of December 31, 2022).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the Reporting Period.

Pledge of Assets

As of December 31, 2022, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of December 31, 2022, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined as interest-bearing borrowings, which include short-term borrowings, current portion of long-term borrowings and long-term borrowings. As of December 31, 2022, the Group's gearing ratio was nil as the Group had no borrowings (as of December 31, 2021: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of December 31, 2022.

Capital Expenditure Commitment

The Company had no material capital expenditure commitment as of December 31, 2022.

Employees and Remuneration Policies

As of December 31, 2022, the Group had a total of 5,602 employees. The following table sets forth the total number of employees by function as of December 31, 2022:

Function	Number of employees	% of total
Sales and marketing	2,622	46.8%
Research and development	1,444	25.8%
Operations	1,255	22.4%
General administration	281	5.0%
Total	5,602	100.0%

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme. For details, please refer to the section headed "Share Incentive Plans" in this annual report.

DIRECTORS' REPORT

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2022.

Directors
The Directors who held office during the year ended December 31, 2022 and up to the date of this annual report are:

Executive Directors ("EDs")
Mr. Peng Zhao (趙鵬) *(re-designated as an ED on December 16, 2022, being the date of the Listing Document)*
Mr. Yu Zhang (張宇) *(re-designated as an ED on December 16, 2022)*
Mr. Xu Chen (陳旭) *(re-designated as an ED on December 16, 2022)*
Mr. Tao Zhang (張濤) *(re-designated as an ED on December 16, 2022)*
Ms. Xiehua Wang (王燮華) *(re-designated as an ED on December 16, 2022)*

Non-executive Director ("NED")
Mr. Haiyang Yu (余海洋) *(re-designated as a NED on December 16, 2022)*

Independent non-executive Directors ("INEDs")
Mr. Charles Zhaoxuan Yang (楊昭烜) *(re-designated as an INED on December 16, 2022)*
Mr. Yonggang Sun (孫永剛) *(re-designated as an INED on December 16, 2022)*
Mr. Yusheng Wang (王渝生) *(re-designated as an INED on December 16, 2022)*

Biographical details of the Directors are set out in the section headed "Directors and senior management" on pages 26 to 27 of this annual report.

GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands in January 2014 as an exempted limited liability company. The Company's Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange on December 22, 2022.

PRINCIPAL ACTIVITIES

The principal business of the Group is providing online recruitment services through the BOSS Zhipin mobile app.

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business review and outlook" on pages 5 to 6, "Management discussion and analysis" on pages 7 to 10, "Principal risks and uncertainties" on pages 12 to 13, and "Major customers and suppliers" on page 23 of this annual report. These discussions form part of this Directors' report.

DIRECTORS' REPORT

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk factors" in the Listing Document and the Form 20-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing by the Group, some of which are beyond our control.

• If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.

• Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our Directors, management, Shareholders or business partners, our reputation and operating results may be harmed.

• We face significant competition in China's dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.

• If our technology capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

• A slowdown or adverse development in the Chinese or global economy may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.

• Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.

• Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.

• Our business is subject to complex and evolving laws and regulations of mainland China. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

DIRECTORS' REPORT

- Changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

- Uncertainties with respect to the PRC legal system could adversely affect us.

- The PRC government's oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A Ordinary Shares and/or ADSs.

- The approval of or filing and reporting with the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the HFCAA in the future, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

- The trading price of the ADSs has been and may be, and the trading price of our Class A Ordinary Shares can be, volatile, which could result in substantial losses to investors.

- Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares or ADSs may view as beneficial.

- The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares and/or ADSs.

- If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares or ADSs, the market price for our Class A Ordinary Shares or ADSs and trading volume could decline.

DIRECTORS' REPORT

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, giving back to community and achieving sustainable growth. Details of such will be set out in the environmental, social and governance report of the Company (the "**Environmental, Social and Governance Report**") published on the same date as this annual report, on the websites of the Company (https://ir.zhipin.com/) under the section "Financial & Reports – HKEX Filings" and the Hong Kong Stock Exchange (https://www.hkexnews.hk/).

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in the Listing Document and as disclosed in the Environmental, Social and Governance Report to be published, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group.

CONNECTED TRANSACTIONS

During the year ended December 31, 2022, save as disclosed in this annual report, no related party transaction disclosed in Note 17 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

CONTRACTUAL ARRANGEMENTS

The Company has entered into a series of Contractual Arrangements with the Consolidated Affiliated Entities and the Registered Shareholders, pursuant to which our Company obtained effective control over and had the right to receive all economic benefits from the business and operations of the Consolidated Affiliated Entities. In this regard, our Directors consider that our Company can consolidate the financial results of our Consolidated Affiliated Entities into our Group's financial information as if they were our Company's subsidiaries.

The following simplified diagram illustrates the Contractual Arrangements that were in place as of December 31, 2022:


Our Company
Equity ownership
Beijing Glory Wolf
Registered Shareholders[1]
Service fees
Consultation services
Equity ownership
Beijing Huapin Borui and its subsidiaries

Notes:

(1) Beijing Huapin Borui is held as to 99.5% and 0.5% by Mr. Zhao and Ms. Xu Yue, our Company's Financial Director, respectively.

(2) "——→" denotes direct legal and beneficial ownership in the equity interest.

(3) "- - - →" denotes contractual relationship.

(4) "– – – –" denotes the control by Beijing Glory Wolf over the Registered Shareholders and the Consolidated Affiliated Entities through (i) powers of attorney to exercise all shareholders' rights in the Consolidated Affiliated Entities, (ii) exclusive options to acquire all or part of the equity interests in the Consolidated Affiliated Entities; and (iii) equity pledges over the equity interests in the Consolidated Affiliated Entities.

DIRECTORS' REPORT

A brief description of each of the specific agreements that comprise the Contractual Arrangements is set out as follows:

Exclusive Technology and Service Co-operation Agreement
Beijing Glory Wolf, Beijing Huapin Borui and the Registered Shareholders entered into an exclusive technology and service co-operation agreement on September 30, 2022, pursuant to which Beijing Huapin Borui agreed to engage Beijing Glory Wolf as the exclusive provider to Beijing Huapin Borui of management consultancy, technical services, and other services which may include:

(i)   provision of advices on business management;

(ii)   provision of advices on IT system and other technical support;

(iii)   provision of business support, marketing and promotion;

(iv)   provision of development, maintenance and upgrade of software;

(v)   provision of human resources support;

(vi)   provision of leasing services to equipment; and

(vii)   other services requested from time to time.

In consideration of the services provided by Beijing Glory Wolf, Beijing Huapin Borui shall pay service fee to Beijing Glory Wolf. Pursuant to the Exclusive Technology and Service Co-operation Agreement, the service fees shall be equivalent to the total consolidated profit of Beijing Huapin Borui and its subsidiaries, after offsetting the prior-year loss (if any), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Beijing Glory Wolf shall have the right to adjust the level of the service fees by taking into account such factors as (a) the complexity and difficulty of the services involved, (b) the time taken for the services, (c) the scope of management and technical consulting and other services and their commercial value, (d) the scope of intellectual property licensing and leasing services and their commercial value, and (e) the market reference price for services of similar kinds. Beijing Huapin Borui shall pay the service fees to Beijing Glory Wolf within 30 business days after given payment instructions by Beijing Glory Wolf.

Exclusive Purchase Option Agreement
Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui entered into an exclusive purchase option agreement on September 30, 2022, pursuant to which Beijing Glory Wolf, or its offshore parent company or its directly or indirectly owned subsidiaries was granted an irrevocable and exclusive right by the Registered Shareholders to purchase from each of the Registered Shareholders all or any part of their respective equity interest in Beijing Huapin Borui.

DIRECTORS' REPORT

The purchase price payable by Beijing Glory Wolf or its designee in respect of the transfer of the entire equity interest and/or the total assets of Beijing Huapin Borui shall be the nominal price, or the minimum price required by competent PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by Beijing Glory Wolf and/or its designee to Beijing Huapin Borui and/or Registered Shareholders at any such price shall be returned by Beijing Huapin Borui and/or Registered Shareholders to Beijing Glory Wolf at the time and in the form requested by Beijing Glory Wolf.

The Exclusive Purchase Option Agreement shall remain effective for ten years with Beijing Glory Wolf having the option to renew it until all the equity interest in and/or all assets of Beijing Huapin Borui has been transferred to Beijing Glory Wolf and/or its designee (registration has been completed for the change of members) and Beijing Glory Wolf and its subsidiaries and branches can legally engage in the business of Beijing Huapin Borui.

Equity Pledge Agreement

Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui entered into an equity pledge agreement on September 30, 2022, pursuant to which each of the Registered Shareholders agreed to pledge all of their respective equity interests in Beijing Huapin Borui to Beijing Glory Wolf as a security interest to guarantee performance of their contractual obligations under the Contractual Arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the Contractual Arrangements.

The Equity Pledge Agreement shall remain effective until, among others, Beijing Huapin Borui and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of Beijing Huapin Borui and completed relevant deregistration procedure.

Powers of Attorney

Pursuant to the proxy agreement entered into by Beijing Huapin Borui, the Registered Shareholders and Beijing Glory Wolf, each of the Registered Shareholders unconditionally and irrevocably agrees to appoint Beijing Glory Wolf and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning Beijing Huapin Borui and to exercise all of their rights as shareholder of Beijing Huapin Borui, including but not limited to: (1) to propose, convene and attend shareholders' meetings of Beijing Huapin Borui and sign minutes and resolutions of the shareholders' meeting on their behalf; (2) to exercise all shareholder rights that they are entitled to under PRC laws and the articles of association of Beijing Huapin Borui, including, but not limited to, the right to vote as a shareholder, and the right to sell or transfer or pledge or dispose of all or any part of their shareholding; and (3) acting as their authorized representative to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of Beijing Huapin Borui. The Powers of Attorney will be terminated, among other things, under certain conditions when Beijing Glory Wolf or its designee is duly registered as the sole shareholder of Beijing Huapin Borui on the premise that PRC laws permits Beijing Glory Wolf, or its offshore parent company or any subsidiary directly or indirectly controlled by it, to directly hold equity interest in and legally engage in the business conducted by Beijing Huapin Borui.

Save as disclosed above, there were no other new contractual arrangements entered into, renewed and/or reproduced between our Group and our Consolidated Affiliated Entities during the Reporting Period. There was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period.

DIRECTORS' REPORT

For the Reporting Period, none of the Contractual Arrangements had been unwound on the basis that none of the restrictions that led to the adoption of the Contractual Arrangements had been removed. As of December 31, 2022, we had not encountered interference or encumbrance from any PRC governing bodies in operating our businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.

The revenue of the Consolidated Affiliated Entities amounted to RMB4.5 billion for the Reporting Period, representing substantially all of the revenue of our Group. After intercompany eliminations, the total assets of the Consolidated Affiliated Entities amounted to RMB3.8 billion as of December 31, 2022, representing approximately 25.5% of the total assets of the Group.

Reasons for Adopting the Contractual Arrangements
Our documentary and video production business, which falls within the scope of "radio and television program production and operation business", conducted by our Consolidated Affiliated Entities are considered as "prohibited" under the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (外商投資准入特別管理措施(負面清單) (2021)) (the "**Negative List**") where foreign investors are prohibited from holding equity interest in an enterprise engaging in radio and television program production and operation business (the "**Prohibited Business**"). Our internet information services provided by our Consolidated Affiliated Entities are considered as "restricted" under the Negative List where the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50% pursuant to the Negative List (the "**Restricted Business**", together with the Prohibited Business, the "**Relevant Businesses**"). For details of the foreign investment restrictions relating to the Contractual Arrangements, please refer to the sections headed "Contractual Arrangements – PRC Laws Restricting Foreign Ownership of the Relevant Businesses" and "Contractual Arrangements – Development in PRC Legislation on Foreign Investment" on pages 273 to 277 and page 292 of the Listing Document.

Since investment in the Relevant Businesses in which we currently and may operate are subject to restrictions under current mainland China laws and regulations, it was not viable for our Company to directly hold Beijing Huapin Borui and indirectly, through Beijing Huapin Borui, hold its subsidiaries through equity ownership and this company must be controlled by the Company through the Contractual Arrangements. Furthermore, since Beijing Huapin Borui operates both "prohibited business" and "restricted business" under the Negative List, we are unable to set up any alternative structure that would allow us to partially hold equity interests in and control the economic benefits of Beijing Huapin Borui other than through the Contractual Arrangements. In particular, the businesses carried on by Beijing Huapin Borui that require a value-added telecommunications business operating license for the provision of internet information services cannot be separated from the businesses that require a radio and television production operation licence.

Based on the above reasons, the Board is of the view that the Contractual Arrangements are narrowly tailored.

DIRECTORS' REPORT

Risks Relating to the Contractual Arrangements and Actions Taken to Mitigate the Risks

We believe the following risks are associated with the Contractual Arrangements. Further details of these risks are set out on pages 73 to 79 of the Listing Document.

- We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through the VIE, with which we have maintained contractual arrangements. Investors in our Class A Ordinary Shares and ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC laws and regulations relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

- The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.

- Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

- The shareholders of the VIE may have actual or potential conflicts of interest with us.

- Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

- Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

- We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

DIRECTORS' REPORT

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed herein, is designed to mitigate these risks.

Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i)   major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities have been submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)   our Board has reviewed the overall performance of and compliance with the Contractual Arrangements for the Reporting Period;

(iii)   our Company has disclosed the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)   our Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of Beijing Glory Wolf and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

The Company also undertakes to restructure its Contractual Arrangements, including to adjust the equity interest held through its Contractual Arrangements when required by the relevant governmental authority, to comply with the latest PRC regulations, including the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, which came into effect on May 1, 2022.

DIRECTORS' REPORT

The Foreign Investment Law

On March 15, 2019, the National People's Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law (《外商投資法實施條例》), which came into effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of the Consolidated Affiliated Entities, by WFOE, through which we operate our business in the PRC. The Foreign Investment Law stipulates that foreign investment includes "foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council" without elaboration on the meaning of "other methods". The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and Relevant Businesses will not be materially and adversely affected in the future due to changes in PRC laws.

Listing Rules implications and waivers

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the Consolidated Affiliated Entities will be treated as our Company's wholly-owned subsidiary, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company's "connected persons." Therefore, the transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company.

In view of the Contractual Arrangements, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Hong Kong Stock Exchange subject however to the following conditions:

(a)   no change to the Contractual Arrangements without independent non-executive Directors' approval;

(b)   no change to the agreements governing the Contractual Arrangements without independent Shareholders' approval;

(c)   the Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities;

DIRECTORS' REPORT

(d)   the Contractual Arrangements may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders: (i) upon the expiry of the existing arrangements, (ii) in connections with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company), engaging in a business similar or relating to those of our Group when such renewal and/or reproduction is on substantially the same terms and conditions as the existing Contractual Arrangements; and

(e)   we will disclose details relating to the Contractual Arrangements on an on-going basis.

Confirmation from independent non-executive Directors

The Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that during the Reporting Period:

(i)   the transactions carried out have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii)   no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group;

(iii)   any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Shareholders as a whole;

(iv)   the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group;

(v)   the Contractual Arrangements have been entered into on normal commercial terms or better; and

(vi)   the Contractual Arrangements have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Reporting from the Company's independent auditor

The Auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor has issued an unmodified letter containing findings and conclusions in respect of the continuing connected transactions disclosed by the Group in accordance with Rule 14A.56 of the Listing Rules, in which the Auditor has confirmed:

•   nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions under the Contractual Arrangements have not been approved by the Board;

•   nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements under the Contractual Arrangements governing such transactions; and

•   nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions had been made during the year ended December 31, 2022 by our Consolidated Affiliated Entities to the Registered Shareholders which were not otherwise subsequently assigned or transferred to our Group.

DIRECTORS' REPORT

WEIGHTED VOTING RIGHTS

The Company has adopted a weighted voting rights structure. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Zhao. As of December 31, 2022, assuming (i) no further Shares are issued under the Share Incentive Plans and (ii) without taking into account the voting rights attached to the 24,740,128 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Zhao beneficially owns and controls, through his intermediaries, an aggregate of 140,830,401 Class B Ordinary Shares, representing (a) approximately 16.3% of our issued Shares; (b) approximately 66.0% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 16.3% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through TECHWOLF LIMITED. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of December 31, 2022, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 140,830,401 Class A Ordinary Shares, representing approximately 19.4% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

DIRECTORS' REPORT

MAJOR CUSTOMERS AND SUPPLIERS

During the year ended December 31, 2022, the five largest customers of the Group in aggregate accounted for less than 1.0% of our total revenues.

During the year ended December 31, 2022, the five largest suppliers of the Group accounted for approximately 35.4% of the Group's total purchase amount while the largest supplier accounted for approximately 12.1% of our total purchase amount.

None of our Directors, their respective close associates, or any Shareholders (which to the knowledge of the Directors owned more than 5% of the number of issued shares of the Company) had any interest in any of our five largest suppliers.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2022 are set out in Note 6 to the consolidated financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company for the year ended December 31, 2022 are set out in the consolidated statements of changes in shareholders' (deficit)/equity in this annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors, as of the Latest Practicable Date, the Company has maintained the prescribed percentage of public float under the Listing Rules.

DONATION

During the year ended December 31, 2022, the Group made charitable donations of RMB11.9 million.

DEBENTURE ISSUED

The Group did not issue any debentures during the year ended December 31, 2022.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Share Incentive Plans" in this annual report, no equity-linked agreements were entered into by the Group, or existed during the year ended December 31, 2022.

DIRECTORS' REPORT

DIVIDEND

The Board does not recommend the distribution of an annual dividend for the year ended December 31, 2022.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force for the year ended December 31, 2022.

RESERVES

The Company did not have any distributable reserve as of December 31, 2022.

DIRECTORS' SERVICE CONTRACTS

Each of Directors, namely Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang, Mr. Haiyang Yu, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang, has entered into an amended and restated director agreement with our Company on December 14, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice.

None of the Directors (including the Directors proposed for re-election at the annual general meeting) have a service contract with members of the Group that is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Relevant Period.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the CG Code, the Board has established the Compensation Committee of the Company to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and the senior management personnel are eligible participants of the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

Details of the remuneration of the Directors and the five highest paid individuals are set out in Note 24 and Note 25 to the consolidated financial statements.

DIRECTORS' REPORT

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

No contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2022.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2022.

AUDITORS

The consolidated financial statements of the Group for Hong Kong financial reporting and United States financial reporting have been audited by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP respectively, both of whom may be eligible for respective re-appointment at the forthcoming annual general meeting of the Company.

There was no change in auditors since the listing on the Main Board of the Hong Kong Stock Exchange.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the year ended December 31, 2022 was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

OUR CONTROLLING SHAREHOLDER'S AND DIRECTORS' COMPETING BUSINESS

During the Reporting Period, neither the Controlling Shareholders nor any of the Directors had any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

By order of the Board
Mr. Peng Zhao
Executive Director and Chairman

Beijing, China
April 27, 2023

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Peng Zhao (趙鵬), aged 52, is an executive Director and our founder, and has served as our chairman of the Board and the Chief Executive Officer since our inception and guided our development and growth. Mr. Zhao has more than 18 years of experience in the internet industry and more than 24 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became Chief Executive Officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor's degree in law from Peking University in 1994.

Mr. Yu Zhang (張宇), aged 46, has served as our Chief Financial Officer since September 2019. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the accounting, legal and internal control functions and the capital markets activities of our Group. Mr. Zhang has over 17 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang worked at UBS from April 2010 to August 2019, with his last position being the managing director of asset management division. Mr. Zhang worked at BDA from January 2005 to April 2010, with his last position being a director of the company, and an engineer at Ericsson from April 2001 to January 2005. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.

Mr. Xu Chen (陳旭), aged 47, has served as our Chief Marketing Officer since February 2018. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the marketing, platform operation and public relations functions of our Group. Mr. Chen has over 20 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor's degree from Beijing Wuzi University.

Mr. Tao Zhang (張濤), aged 41, has served as our Chief Technology Officer since our inception. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 16 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor's degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master's degree from Beihang University.

Ms. Xiehua Wang (王燮華), aged 35, is currently our Vice President of Product. She has served as our Director since April 2022 and was re-designated as an executive Director with effect from December 16, 2022. Ms. Wang has over 10 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor's and master's degrees from Communication University of China.

DIRECTORS AND SENIOR MANAGEMENT

NON-EXECUTIVE DIRECTOR

Mr. Haiyang Yu (余海洋), aged 40, has served as our Director since July 2019 and was re-designated as a non-executive Director with effect from December 16, 2022. Mr. Yu is currently a deputy general manager of the investment and acquisition department at a group company of Tencent, a director of DouYu International Holdings Ltd (Nasdaq: DOYU) and a director of Waterdrop Inc. (NYSE: WDH). Mr. Yu was a non-executive director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 780) from November 2019 to April 2020. Mr. Yu received his bachelor of engineering degree majoring in civil engineering from Tsinghua University in 2005.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Charles Zhaoxuan Yang (楊昭烜), aged 39, has served as an independent Director since June 2021 and was re-designated as an independent non-executive Director with effect from December 16, 2022. Mr. Yang is the chief financial officer of NetEase, Inc. (Nasdaq: NTES) and an independent director of So-Young International Inc., a company listed on the Nasdaq Global Market (Nasdaq: SY). Prior to joining NetEase, Inc. in 2017, Mr. Yang was an executive director at global investment banking department of J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong and worked there for almost a decade. Mr. Yang holds a master's degree in business administration from the University of Hong Kong and a bachelor's degree of arts from Wesleyan University. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan and Hong Kong.

Mr. Yonggang Sun (孫永剛), aged 52, has served as an independent Director since June 2021 and was re-designated as an independent non-executive Director with effect from December 16, 2022. Mr. Sun currently serves as a partner of Z-Park Fund. Prior to joining Z-Park Fund, Mr. Sun served as the vice president of Capital Steel Group Co., Ltd. and the general counsel of China Tietong Group Co., Ltd.. Mr. Sun received his bachelor's degree in law from Renmin University in 1993 and his LL.M. degree from Temple University in 2003.

Mr. Yusheng Wang (王渝生), aged 79, has served as an independent Director since October 2022 and was re-designated as an independent non-executive Director with effect from December 16, 2022. Mr. Wang is currently a member of China National Education Advisory Committee and the deputy director of Chinese Alliance of Science Popularization. Mr. Wang served as the director of China Science and Technology Museum from 2000 to 2006, and a deputy director, researcher (professor) and doctoral supervisor of the Institute for the History of Natural Science, Chinese Academy of Sciences from 1993 to 2000. Mr. Wang received a bachelor's degree in mathematics from Sichuan Normal University in 1966, a master's degree from the Graduate School of Chinese Academy of Sciences in 1981, and a PhD degree from Chinese Academy of Sciences in 1987.

SENIOR MANAGEMENT

Our senior management team comprises of Mr. Zhao, Mr. Yu Zhang, Mr. Xu Chen and Mr. Tao Zhang, who are each an executive Director of our Company. See "–Executive directors" for biographies of Mr. Zhao, Mr. Yu Zhang, Mr. Xu Chen and Mr. Tao Zhang.

CORPORATE GOVERNANCE

The Board is pleased to present the corporate governance report for the Company covering the Relevant Period.

COMPLIANCE WITH THE CG CODE

The Group is committed to upholding and implementing the highest standards of corporate governance to safeguard the interests of the Shareholders and enhance its value and accountability.

The Company was listed on the Main Board of the Hong Kong Stock Exchange on December 22, 2022. During the Relevant Period and up to the date of this annual report, we have complied with all the code provisions of the CG Code set forth in Appendix 14 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Zhao performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant board committees and independent non-executive Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE CULTURE

The Company believes that a healthy corporate culture is vital for the long-term success and sustainability of the Company's business. The Board is committed to guide the Company to operate in good faith and compliance through high standards of corporate governance, effectively controlling risks, achieving continuous improvement of corporate value, ensuring the stable and healthy development of the Company, and safeguarding the long-term interests of all Shareholders.

The Directors, senior management and other employees are all required to act lawfully, ethically and responsibly, and the required standards and norms are explicitly set out in various internal policies of the Group such as the Code of Business Conduct and Ethics, the Anti-Corruption Policy, the Rewards and Labor Discipline Regulations, BOSS Zhipin's Behavior Management Rules for Employee of Business Section, and the Guidelines for Anti-Monopoly Compliance, which are reviewed annually and updated as appropriate based on current legal and regulatory requirements and the current state of the Company's business development. The Company conducted trainings from time to time to reinforce the required standards in respect of ethics and integrity. During the Reporting Period and up to the date of this annual report, all employees have participated in the anti-bribery and anti-corruption training to cultivate integrity across the Company culture.

For more details about the corporate governance culture, please also refer to the Environmental, Social and Governance Report published on the same date as this annual report, on the websites of the Company (https://ir.zhipin.com/) under the section "Financial & Reports – HKEX Filings" and the Hong Kong Stock Exchange (https://www.hkexnews.hk/).

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Model Code as set out in Appendix 10 to the Listing Rules has been applicable to the Company since the Listing.

The Company has adopted the Code, with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code since the Listing Date and up to the date of this annual report.

CORPORATE GOVERNANCE

BOARD COMPOSITION

The Board currently comprises nine members consisting of five executive Directors, one non-executive Director and three independent non-executive Directors.

During the year ended December 31, 2022 and up to the date of this annual report, the composition of the Board comprises the following Directors:

Executive Directors
Mr. Peng Zhao (趙鵬) *(Founder, Chairman and Chief Executive Officer)*
Mr. Yu Zhang (張宇)
Mr. Xu Chen (陳旭)
Mr. Tao Zhang (張濤)
Ms. Xiehua Wang (王燮華)

Non-executive Director
Mr. Haiyang Yu (余海洋)

Independent non-executive Directors
Mr. Charles Zhaoxuan Yang (楊昭烜)
Mr. Yonggang Sun (孫永剛)
Mr. Yusheng Wang (王渝生)

None of the Directors has any personal relationship (including financial, business, family or other material/relevant relationship) with any other Directors or any chief executive.

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the CG Code stipulates that the Board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meeting will involve active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

As the Company was only listed on December 22, 2022, only one Board meeting was held and no general meeting was convened during the period from the Listing Date to the Latest Practicable Date. The Company expects to continue to convene at least four regular board meetings in each financial year at approximately quarterly intervals in accordance with code provision C.5.1 of the CG Code.

CORPORATE GOVERNANCE

Details of the Directors' attendance in Board meetings during the period from the Listing Date to the Latest Practicable Date are set out below:

	Attendance/Number of meeting(s) held				
Director	**Board meeting**	**Audit Committee**	**Compensation Committee[1]**	**Nomination Committee[1]**	**Corporate Governance Committee[1]**
Mr. Zhao	1/1	N/A	0/0	0/0	N/A
Yu Zhang	1/1	N/A	N/A	N/A	N/A
Xu Chen	1/1	N/A	N/A	N/A	N/A
Tao Zhang	1/1	N/A	N/A	N/A	N/A
Xiehua Wang	1/1	N/A	N/A	N/A	N/A
Haiyang Yu	1/1	N/A	N/A	N/A	N/A
Charles Zhaoxuan Yang	1/1	1/1	0/0	0/0	0/0
Yonggang Sun	1/1	1/1	0/0	0/0	0/0
Yusheng Wang	1/1	1/1	N/A	N/A	0/0

Note:

(1)   During the period from the Listing Date to the Latest Practicable Date, the Compensation Committee, Nomination Committee and the Corporate Governance Committee did not hold any meeting. From January 1, 2023 onwards, the Compensation Committee, Nomination Committee and the Corporate Governance Committee will schedule to meet at least once per year, respectively.

Following the Listing, in accordance with code provision C.2.7 of the CG Code, apart from the regular Board meeting above, the chairman of the Board will hold annual meeting(s) with the independent non-executive Directors without the presence of other Directors.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent.

Following the Listing, the Board has met the requirements of Rules 3.10(1), 3.10A and 3.10(2) of the Listing Rules relating to the appointment of at least three independent non-executive Directors, representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Code provision A.4.1 of the CG Code stipulates that non-executive Directors shall be appointed for a specific term, subject to re-election, whereas code provision B.2.2 of the CG Code states that all directors appointed to fill a casual vacancy should be subject to election by Shareholders at the first general meeting after appointment and that every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

CORPORATE GOVERNANCE

At each annual general meeting, one third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Each of the Directors, namely Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang, Mr. Haiyang Yu, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang, has entered into an amended and restated director agreement with our Company on December 14, 2022. The term of appointment is three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association).

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTION OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure includes but is not limited to the functions described in code provisions C.1.2, C.1.6 and C.1.7 in part 2 of Appendix 14 to the Listing Rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

BOARD COMMITTEES

The Board has established four committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee
The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, review and approve related party transactions for potential conflict of interest situations.

CORPORATE GOVERNANCE

The Audit Committee comprises three independent non-executive Directors, namely Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang. Mr. Charles Zhaoxuan Yang, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

During the period from the Listing Date to the Latest Practicable Date, the Audit Committee held one meeting, to discuss and consider, among others, the unaudited annual results of the Company for the year ended December 31, 2022, matters with respect to the accounting policies and practices adopted by the Group and internal control and financial reporting matters with senior management members of the Company. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Group.

The Audit Committee has also met with the independent auditor of the Group, PricewaterhouseCoopers.

Compensation Committee

The Board has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and review and make recommendations to the Board regarding the terms of his compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises two independent non-executive Directors and one executive Director, namely Mr. Yonggang Sun, Mr. Charles Zhaoxuan Yang and Mr. Zhao, with Mr. Yonggang Sun as the chairman of the Compensation Committee.

Directors' Remuneration Policy

The Compensation Committee is responsible for making recommendations to the Board on the Company's policy and structure on the remuneration of all Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy for the Company for approval by the Board.

It shall also make recommendations to the Board on the remuneration packages of individual executive Director and senior management. The remuneration of individual executive Director and senior management is determined with reference to factors such as the level of remuneration paid by comparable companies, the time commitment and responsibilities of Directors and senior management, and the employment conditions of the Company and its subsidiaries.

CORPORATE GOVERNANCE

Remuneration of Senior Management

Pursuant to code provision E.1.5 of the CG Code, the annual remuneration and other remuneration related matters (including share-based compensation) of the members of senior management, including those members of senior management who are also the executive Directors, by band for the Reporting Period is set out below:

Annual remuneration	Number of individuals
Nil to RMB7,000,000	1
RMB10,000,000 to RMB12,000,000	1
Above RMB12,000,000	2

Nomination Committee

The Board has established a Nomination Committee in compliance with Rule 3.25 and Rule 8A.27 of the Listing Rules.

The primary duties of the Nomination Committee are, among other things, to develop and formulate the nomination procedures and criteria for the nomination and appointment of Directors, make recommendations to the Board on the appointment and succession planning of Directors, and assess the independence of independent non-executive Directors. The Nomination Committee comprises two independent non-executive Directors and one executive Director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Zhao, with Mr. Charles Zhaoxuan Yang as the chairman of the Nomination Committee.

Board Diversity Policy and Gender Diversity

The Company has adopted a board diversity policy (the "**Board Diversity Policy**") which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent.

Pursuant to the Board Diversity Policy, the Company aims to maintain an appropriate balance of skills, experience and diversity of perspectives on the Board that are relevant to the Company's business growth. In reviewing and assessing suitable candidates to serve as a Director, the Nomination Committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. The Nomination Committee will also discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile.

CORPORATE GOVERNANCE

During the Relevant Period, the Board has reviewed and considered the implementation of the Board Diversity Policy to be effective. The Board Diversity Policy is well implemented as evidenced by the fact that there are both female and male Directors from a diverse age group with experience from different industries and sectors. The Directors have a balanced mix of knowledge and skills, including knowledge and experience in the areas of business management, e-commerce, software engineering, product management, finance and law. They obtained degrees in various areas including law, engineering, business administration and mathematics. Gender diversity of the Board stands at 11.11%, representing one females out of nine Directors. The Company will continue to maintain gender diversity on the Board and the Nomination Committee will proactively consider the increase in the proportion of female members when selecting and making recommendations on suitable candidates for Board membership. The Board is characterized by diversity in terms of gender, age, education background and professional experience.

The Company is also committed to ensure that recruitment and selection practices at all levels are appropriately structured so that a diverse range of candidates are considered and will strive to achieve a balanced proportion of our employees in skills, age and gender.

The Company values gender diversity across all levels of the Group. The Company had achieved approximately 49% of female employees of the Group. More than 40% of the managerial positions of the Company were held by female employees and all members of our senior management were male as at December 31, 2022. Accordingly, the Company considers that the above current gender diversity is satisfactory.

Nomination Policy

The Nomination Committee would nominate candidates for directorship. In assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nomination Committee may make reference to certain selection criteria, such as experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in all aspects. The Nomination Committee shall report its findings and make recommendation to the Board on the appointment of appropriate candidate for directorship for decision and succession planning. The ultimate responsibility for selection and appointment of Directors rests with the entire Board.

Corporate Governance Committee

The Board has established the Corporate Governance Committee in compliance with the CG Code and Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Yusheng Wang, Mr. Charles Zhaoxuan Yang and Mr. Yonggang Sun with Mr. Yusheng Wang as the chairman of the Corporate Governance Committee.

The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

CORPORATE GOVERNANCE

The Corporate Governance Committee will be required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

BOARD INDEPENDENCE POLICY

The Company recognises that Board independence is pivotal in good corporate governance and Board effectiveness. The Board has established mechanisms to ensure independent views and input from any Director of the Company are conveyed to the Board for enhancing an objective and effective decision making.

The governance framework and the following mechanisms are reviewed annually by the Board, through its Nomination Committee and Compensation Committee, to ensure their effectiveness:

1.   Three out of the nine Directors are independent non-executive Directors, which meets the requirements of the Listing Rules that the Board must have at least three independent non-executive Directors and must appoint independent non-executive Directors representing at least one-third of the Board.

2.   The Nomination Committee will assess the independence, qualification and time commitment of a candidate who is nominated to be a new independent non-executive Director before appointment and also the continued independence of existing independent non-executive Directors and their time commitments annually. On an annual basis, all independent non-executive Directors are required to confirm in writing their compliance of independence requirements pursuant to Rule 3.13 of the Listing Rules, and to disclose the number and nature of offices held by them in public companies or organisations and other significant commitments.

3.   External independent professional advice is available as and when required by individual Directors.

4.   All Directors are encouraged to express freely their independent views and constructive challenges during the Board/ Board committee meetings.

5.   A Director (including independent non-executive Director) who has a material interest in a contract, arrangement or other proposal shall not vote or be counted in the quorum on any Board resolution approving the same.

6.   The chairman of the Board meets with independent non-executive Directors annually without the presence of the executive Directors and non-executive Directors.

The Board had reviewed and confirmed the implementation and the effectiveness of the above Board independence mechanism during the year 2022. The Board shall review the implementation and effectiveness of above mechanism on an annual basis.

CORPORATE GOVERNANCE

DIVIDEND POLICY

The Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Our Company currently does not have a predetermined dividend payout ratio. The Board may declare, and our Company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as it may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our Shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A Ordinary Shares represented by the ADSs to the depositary, as the registered holder of such Class A Ordinary Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A Ordinary Shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills to ensure that their contribution to the Board remains informed and relevant. Internally-facilitated briefings for Directors would be arranged and reading materials on relevant topics would be provided to Directors where appropriate.

CORPORATE GOVERNANCE

During the year ended December 31, 2022, the key methods of attaining continuous professional development by each of the Directors are recognised as follows:

Director	Type of continuous professional development training[Notes]
Mr. Zhao	A & B
Yu Zhang	A & B
Xu Chen	A & B
Tao Zhang	A & B
Xiehua Wang	A & B
Haiyang Yu	A & B
Charles Zhaoxuan Yang	A & B
Yonggang Sun	A & B
Yusheng Wang	A & B

Notes:

A: Attending seminar(s), conference(s), forum(s) and/or training course(s)

B: Reading materials provided by external parties or by the Company including but not limited to updates relating to the Company's business or directors' duties and responsibilities, corporate governance and regulatory update, Chapter 8A of the Listing Rules and knowledge relating to the weighted voting rights, and other applicable regulatory requirements.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2022. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement by the auditor of the Company, PricewaterhouseCoopers, about their reporting responsibilities on the financial statements is set out in the "Independent auditor's report" of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness annually. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

CORPORATE GOVERNANCE

The Audit Committee assists the Board to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including environmental, social and governance ("**ESG**"), sales and revenue, financial reporting, human resources and information technology.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

- Risk management is integrated into the day-to-day operations of the Company, and is a continuous and proactive process carried out at all levels. The Company has valued the importance of the internal control systems and has implemented its internal control systems according to the Committee of Sponsoring Organizations of the Treadway Commission Framework.

- There are ongoing dialogues between the executive Directors and the management team of each core business division to assess the potential impact of current and emerging risks and their mitigation measures so as to institute additional controls in minimizing or eliminating potential financial, compliance or other risks to the Company's businesses.

- As a public company listed in the United States and Hong Kong, the Company is subject to, among others, the Sarbanes-Oxley Act, together with the rules implemented by the U.S. Securities and Exchange Commission and applicable market regulators. The Sarbanes-Oxley Act requires, among other things, that the Company maintain effective internal control for financial reporting and disclosure controls and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management is responsible for establishing and maintaining adequate internal control over our financial reporting process, and the Audit Committee oversees our financial reporting process on behalf of the Board. The Company performs system and process evaluations and testing of our internal control over financial reporting, in order to allow management to report on the effectiveness of our internal control over financial reporting and describe any material weakness in internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.

The Company's internal audit department is responsible for reviewing the effectiveness of internal controls and reporting to the Audit Committee on any issues identified. Our internal audit department members are required to report to the Audit Committee to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues to ensure that any major issues identified are channelled to the committee on a timely basis. The Audit Committee then discusses the issues and reports to the Board.

CORPORATE GOVERNANCE

The Board is responsible for the Group's risk management and internal control system and reviews the effectiveness of this system once every year. On behalf of the Board, the Audit Committee reviews the effectiveness of the Group's risk management and internal control system on an annual basis.

The Board has completed the review of the effectiveness of the Group's risk management and internal control systems and believes that for the year ended December 31, 2022, the Group's risk management and internal control systems are effective and adequate.

In addition, the Board believes that the Company's accounting and financial reporting functions as well as the ESG performance and reporting functions have been performed by staff with the appropriate qualifications and experience and that such staff receives appropriate and sufficient training and development. Based on the report of the Audit Committee, the Board also believes that sufficient resources have been obtained for the Company's internal audit function and that its staff qualifications and experience, training etc., are sufficient.

Furthermore, the Company has also put in place a disclosure of information policy for the handling and disclosure of inside information. The policy sets out the procedures and internal controls for the handling and dissemination of inside information in a timely manner and provides the Directors, senior management and relevant employees a general guide in monitoring information disclosure and responding to enquiries. Further, control procedures have been implemented to ensure that the unauthorized access and use of inside information is strictly prohibited.

ANTI-CORRUPTION AND WHISTLEBLOWING POLICIES

The Company has adopted a whistleblowing policy in accordance with code provision D.2.6 of the CG Code, as well as its Code of Code of Business Conduct and Ethics as the Company's anti-corruption policies, in accordance with code provision D.2.7 of the CG Code. The said policies outline the principles and guidelines that the Company intends to apply to promote and support anti-corruption laws and regulations and to establish a whistleblowing system for employees and those who deal with the Company to raise concerns, in confidence and with anonymity, with the Audit Committee any material improprieties related to the Company. These policies are reviewed from time to time to ensure their relevance and appropriateness to the Group's business, corporate strategy and stakeholder expectations.

CORPORATE GOVERNANCE

JOINT COMPANY SECRETARIES

Ms. Wenbei Wang and Ms. Mei Ying Ko are the Company's joint company secretaries.

Ms. Wenbei Wang (王文蓓) has been appointed as one of our joint company secretaries with effect from the Listing Date. Ms. Wang currently serves as our Head of Capital Markets and Investor Relations. Ms. Wang joined us in January 2021 and has over 10 years of experience in the finance industry. Prior to joining us, Ms. Wang was a director at the investment banking department of UBS from April 2012 to January 2021. Ms. Wang received her bachelor's degree in engineering from Tsinghua University.

Ms. Mei Ying Ko is a senior manager of Corporate Services of Tricor Services Limited, an external secretarial service provider.

Ms. Wenbei Wang, has been designated as the primary contact person at the Company who would work and communicate with Ms. Mei Ying Ko, also a joint company secretary on the Company's corporate governance and secretarial and administrative matters.

During the Reporting Period, Ms. Wenbei Wang and Ms. Mei Ying Ko have taken no less than 15 hours of relevant professional training.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and Board practices and matters.

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of audit and non-audit services provided by the auditor to the Company for the year ended December 31, 2022 is set out below. The audit services included professional services provided by the auditor for the audit of the annual financial statements and the review of the interim financial statements, including that relating to the listing on the Hong Kong Stock Exchange in 2022.

Service category	Fees paid/payable
	(RMB in thousand)
Audit services	18,983
Non-audit services	368

CORPORATE GOVERNANCE

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS BY SHAREHOLDERS

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 66 of the Articles of Association, extraordinary general meetings shall be convened on the written requisition of any one or more members holding together, as of the date of deposit of the requisition, shares representing not less than one-tenth of the paid up capital of the Company on a one vote per share basis, which carry the right of voting at general meetings of the Company. The written requisition shall be deposited at the registered office of the Company, specifying the objects of the meeting and the resolutions to be added to the meeting agenda and signed by the requisitionists. If the Directors do not within 21 calendar days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 calendar days, the requisitionists or any of them representing more than one-tenth of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 calendar days.

PROCEDURE FOR SHAREHOLDERS TO PROPOSE A PERSON FOR ELECTION AS A DIRECTOR

Shareholders may propose a person for election as a Director, the procedures for which are available on the Company's website.

ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CONTACT DETAILS

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the joint company secretaries:

Address: 10/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, 100020, People's Republic of China
Telephone: +86(10)84628340
Email: ir@kanzhun.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

CORPORATE GOVERNANCE

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Board adopted a shareholders' communication policy on December 14, 2022, with reference to the CG Code.

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At annual general meetings, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

During the Relevant Period, the Corporate Governance Committee reviewed the shareholders' communication policy and ensure its implementation and effectiveness, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules. In light of the above communication channels and policies already in force and in the paragraph headed "Shareholders' Rights", and the annual general meeting of the Company held every year which enabled the Directors to exchange views with the Shareholders and answer their questions, the Company consider the implementation and effectiveness of the shareholders' communication policy were effective.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the year ended December 31, 2022, the Company has adopted the latest Memorandum and Articles of Association pursuant to the resolutions of the Company's shareholders on December 14, 2022. Save for the aforementioned changes, there was no significant change in the memorandum and articles of association of the Company during the year ended December 31, 2022.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2022, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. Zhao	Interest through controlled corporation/founder of a discretionary trust/ beneficiary of a trust	140,830,401 Class B Ordinary Shares[2] (L)	100.00%
Mr. Yu Zhang	Beneficial interest	9,432,750 Class A Ordinary Shares[3] (L)	1.30%
Mr. Xu Chen	Beneficial interest	3,625,804 Class A Ordinary Shares[4] (L)	0.50%
Mr. Tao Zhang	Beneficial interest	4,643,224 Class A Ordinary Shares[5] (L)	0.64%
Ms. Xiehua Wang	Beneficial interest	1,762,856 Class A Ordinary Shares[6] (L)	0.24%
Mr. Charles Zhaoxuan Yang	Beneficial interest	8,424 Class A Ordinary Shares[7] (L)	0.00%
Mr. Yonggang Sun	Beneficial interest	8,424 Class A Ordinary Shares[8] (L)	0.00%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 724,582,975 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares in issue as of December 31, 2022. The letter "L" stands for long position.

(2)   Represents 140,830,401 Class B Ordinary Shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

(3)   Represents the beneficial interest in 9,000,000 Shares underlying the outstanding options and 432,750 Shares underlying the outstanding restricted share units granted to Mr. Yu Zhang under the 2020 Share Incentive Plan.

(4)   Represents the beneficial interest in (i) 1,384,522 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Xu Chen under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, and (ii) 1,821,000 Shares underlying the outstanding options and 420,282 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan.

(5)   Represents the beneficial interest in (i) 3,198,428 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Tao Zhang under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, and (ii) 975,000 Shares underlying the outstanding options and 469,796 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan.

(6)   Represents (i) 346,340 Shares held by Ms. Xiehua Wang directly, and (ii) beneficial interests in 810,500 Shares underlying the outstanding options and 606,016 Shares underlying the outstanding restricted share units granted to her under the 2020 Share Incentive Plan.

(7)   Represents 8,424 Class A Ordinary Shares held by him.

(8)   Represents 8,424 Shares underlying the outstanding options granted to him under the 2020 Share Incentive Plan.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2022, so far as the Directors are aware, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
Image Frame Investment (HK) Limited[2]	Beneficial interest	72,309,691 (L)	9.98%
Tencent Holdings Limited[2]	Interest in controlled corporation	72,309,691 (L)	9.98%
Banyan Partners Fund II, L.P.[3]	Beneficial interest	47,286,435 (L)	6.53%
Banyan Partners II Ltd.[3]	Interest in controlled corporation	47,286,435 (L)	6.53%
Ceyuan Ventures III, L.P.[4]	Beneficial interest	37,122,332 (L)	5.12%
Ceyuan Ventures Management III, LLC[4]	Interest in controlled corporations	38,456,782 (L)	5.31%
Class B Ordinary Shares			
TECHWOLF LIMITED[5]	Beneficial interest	140,830,401 (L)	100.00%
Mr. Zhao[5]	Interest through controlled corporations/founder of a discretionary trust/ beneficiary of a trust	140,830,401 (L)	100.00%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 724,582,975 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares in issue as of December 31, 2022. The letter "L" stands for long position.

(2)   Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700). As such, Tencent Holdings Limited is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(3)   Banyan Partners Fund II, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company, which is beneficially owned by Mr. Hoi Pong Wong.

(4)   Ceyuan Ventures III, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. Ceyuan Ventures Advisors Fund III, LLC is company formed under the law of the Cayman Islands. Ceyuan Ventures III, L.P. and Ceyuan Ventures Advisors Fund III, LLC are under the common control of Ceyuan Ventures Management III, LLC, which is the general partner of Ceyuan Ventures III, L.P. and sole voting shareholder of Ceyuan Ventures Advisors Fund III, LLC. Mr. Bo Feng and Mr. Ye Yuan collectively hold 100% of the voting power in Ceyuan Ventures Management III, LLC.

(5)   TECHWOLF LIMITED is a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.

SHARE INCENTIVE PLANS

The Company has two existing share schemes, namely the 2020 Share Incentive Plan and the Post-IPO Share Scheme. No options or awards was granted during the Relevant Period to eligible participants pursuant to the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

1.   **2020 Share Incentive Plan**

The 2020 Share Incentive Plan was approved and adopted by the Company on September 19, 2020 and amended and restated on in May 21, 2021.

Purpose

The purpose of the 2020 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of the Company's business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company or to increase this interest, by permitting them to acquire Shares of the Company.

OTHER INFORMATION

Eligible Participants

Persons eligible to participate in the 2020 Share Incentive Plan include employees, directors and consultants. The awards granted were in the form of options, restricted share purchase rights, share appreciation rights and restricted shares.

Maximum Number of New Shares Available for Issue

The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. We have undertaken not to grant any further awards pursuant to the 2020 Share incentive Plan after the Listing.

Given that no further awards would be granted under the 2020 Share Incentive Plan, the outstanding number of awards would be equivalent to the number of new Class A Ordinary Shares available for issue under the 2020 Share Incentive Plan. As of the Latest Practicable Date, outstanding share options and restricted share units representing 85,338,590 underlying Class A Ordinary Shares, being approximately 9.83% of the issued shares of the Company as of the Latest Practicable Date, were available for issue under the 2020 Share Incentive Plan.

Limit for Each Participant

Under the 2020 Share Incentive Plan, there is no specific limit on the maximum number of Shares which may be granted to a single eligible participant but unvested under the 2020 Share Incentive Plan.

Vesting Period

The vesting criteria and conditions, and the vesting date are specified in the award agreement. Details of the vesting period of individual grants are stated in the table below.

Period of the 2020 Share Incentive Plan

The 2020 Share Incentive Plan commenced on September 19, 2020 and will expire on September 19, 2030. Upon expiry of the 2020 Share Incentive Plan, any Awards that are outstanding shall remain in force according to the terms of the 2020 Share Incentive Plan and the applicable award agreement.

Exercise Price and Purchase Price

Each award agreement shall specify the amount for which one Share may be purchased upon exercise or vesting of an award.

The purchase price, if any, shall be determined by the administrator of the 2020 Share Incentive Plan in its sole discretion.

The entire purchase price or exercise price (as the case may be) for Shares issued under the 2020 Share Incentive Plan shall be payable in cash or cash equivalents at the time when the Shares are purchased.

OTHER INFORMATION

Further details of the 2020 Share Incentive Plan are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 1. 2020 Share Incentive Plan" of Appendix IV to the Listing Document.

The Company has not granted further awards under the 2020 Share Incentive Plan after the Listing Date. Details of the outstanding options granted under the 2020 Share Incentive Plan (to be satisfied by new Shares) are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise Price (per Share in US$)	Outstanding as of Listing Date	Exercised during the Relevant Period	Cancelled during the Relevant Period[1]	Outstanding as of December 31, 2022	Weighted average closing price of Shares immediately before the date of exercise during the Relevant Period
Directors										
Yu Zhang	Executive Director and Chief Financial Officer	May 18, 2019 to June 1, 2021	Immediately; 4 years	10 years	0.7-5.33	9,000,000	–	–	9,000,000	–
Xu Chen	Executive Director and Chief Marketing Officer	August 1, 2018 to February 18, 2021	4 years	10 years	0.5-3.0807	1,821,000	–	–	1,821,000	–
Tao Zhang	Executive Director and Chief Technology Officer	December 20, 2018 to October 16, 2020	4 years	10 years	1.56-3.0807	975,000	–	–	975,000	–
Xiehua Wang	Executive Director	May 2, 2018 to December 1, 2020	4 years	10 years	0.713-3.0807	810,500	–	–	810,500	–
Yonggang Sun	Independent non-executive Director	July 10, 2021 to June 15, 2022	Immediately	10 years	0.0001	8,424	–	–	8,424	–
Employee participants	N/A	March 18, 2014 to June 12, 2021	Immediately, 2 years and 4 years	10 years	0.0001-9	56,587,968	1,604,332	116,850	54,866,786	US$10.18
Service providers	N/A	August 21, 2014 to April 10, 2021	4 years	10 years	0.05-3.0807	879,488	–	–	879,488	–
Total						**70,082,380**	**1,604,332**	**116,850**	**68,361,198**	

Note:

(1)   There was no option which lapsed during the Relevant Period.

OTHER INFORMATION

Details of the outstanding restricted share units granted under the 2020 Share Incentive Plan (to be satisfied by new Shares) are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase Price (per Share in US$)	Outstanding as of Listing Date	Vested during the Relevant Period	Cancelled during the Relevant Period[1]	Outstanding as of December 31, 2022
Directors								
Yu Zhang	Executive Director and Chief Financial Officer	March 15, 2022 to December 3, 2022	4 years	–	432,750	–	–	432,750
Xu Chen	Executive Director and Chief Marketing Officer	March 15, 2022 to December 3, 2022	4 years	–	420,282	–	–	420,282
Tao Zhang	Executive Director and Chief Technology Officer	March 15, 2022 to December 3, 2022	4 years	–	469,796	–	–	469,796
Xiehua Wang	Executive Director	March 15, 2022 to June 15, 2022	4 years	–	606,016	–	–	606,016
Employee participants	N/A	September 15, 2021 to December 5, 2022	4 years	–	18,827,546	–	23,444	18,804,102
Service providers	N/A	September 15, 2022	4 years	–	80,000	–	–	80,000
Total					**20,836,390**	**–**	**23,444**	**20,812,946**

Note:

(1)   There was no restricted share unit which lapsed during the Relevant Period.

OTHER INFORMATION

2. **Post-IPO Share Scheme**

    The Post-IPO Share Scheme was adopted pursuant to the resolutions of the Shareholders passed on December 14, 2022.

    Purpose

    The purpose of the Post-IPO Share Scheme is to provide selected participants with the opportunity to acquire shareholding interests in the Company so as to align the interests of the selected participants with those of our Company and to encourage selected participants to contribute to enhancing the value of our Company and its Shares for the benefit of our Company and Shareholders as a whole. The Post-IPO Share Scheme will provide our Company with a flexible means of retaining, incentivizing, rewarding, remunerating, compensating and/or providing benefits to selected participants.

    Selected Participants

    Any individual, who is: (a) an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the Post-IPO Share Scheme as an inducement to enter into employment contracts with any member of our Group; or (b) an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company, as determined by the chairperson of the Board or the award management committee (provided that such committee is established) of the Company as established and authorised by the Board or person(s) to which the Board has delegated its authority (as applicable) (the "**Scheme Administrator**") from time to time to be entitled to participate in the Post-IPO Share Scheme. However, no individual who is resident in a place where the grant, acceptance or exercise of options pursuant to the Post-IPO Share Scheme is not permitted under the laws and regulations of such place or where, in the view of the Board or its delegate(s), compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options.

    Maximum Number of Shares

    The total number of Shares which may be issued upon exercise of all awards to be granted under the Post-IPO Share Scheme and options to be granted under any other share schemes of the Company is 86,380,904 Class A Ordinary Shares, being no more than 10% of the Shares in issue on the Listing Date and rounded down to the nearest integer (the "**Scheme Mandate Limit**") and the total number of existing Class A Ordinary Shares in issue which may be transferred as award shares underlying a grant pursuant to the Post-IPO Share Scheme is such number of Class A Ordinary Shares being 3% of the Shares in issue on the date the Listing Date and rounded down to the nearest integer (the "**Existing Shares Mandate Limit**"). Pursuant to the terms of the Post-IPO Share Scheme, the Company can direct and procure a trustee administering the scheme to make on-market purchases of shares and transfer the relevant number of existing shares to satisfy the grants made thereunder. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit. Shares which have lapsed in accordance with the terms of the rules of the Post-IPO Share Scheme (or any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

    As of December 31, 2022, no options had been granted, agreed to be granted, exercised, cancelled or lapsed pursuant to the Post-IPO Share Scheme. As of the Latest Practicable Date, the total number of Shares available for issue under the Post-IPO Share Scheme was 71,075,678 Shares, representing 8.18% of the issued shares of the Company as of the Latest Practicable Date.

OTHER INFORMATION

Maximum Entitlement of a Grantee

Unless approved by our Shareholders, the total number of Class A Ordinary Shares issued and to be issued upon exercise of the options granted and to be granted under the Post-IPO Share Scheme and any other share option scheme(s) of the Company to each selected participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the "**Individual Limit**"). Any further grant of options to a selected participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all options granted and to be granted to such selected participant (including exercised, canceled and outstanding options) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of our Shareholders (with such selected participant and his associates abstaining from voting). For any options to be granted in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such options for the purpose of calculating the exercise price of the options.

Remaining Life of the Post-IPO Share Scheme

The Post-IPO Share Scheme is valid and effective for a period of 10 years commencing from the Listing Date and up to December 22, 2032. The remaining life of the Post-IPO Share Scheme is approximately over 9 years.

Exercise Period

An option may, subject to the terms and conditions upon which such option is granted, be exercised in whole or in part by the grantee giving notice in writing to the Company in such form as the Scheme Administrator may from time to time determine stating that the option is thereby exercised and the number of Class A Ordinary Shares in respect of which it is exercised.

The Scheme Administrator has the discretion to determine the minimum period(s) for which an option must be held and/ or any minimum performance target(s) that must be achieved before it can be exercised in whole or in part.

Vesting Period

The Scheme Administrator may in respect of each award and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and/or any other criteria and conditions for vesting in its sole and absolute discretion. The vesting period for options and awards shall not be less than 12 months from the grant date, except that any options or awards granted to an employee may be subject to a shorter vesting period in the following circumstances:

(a)   grants of "make whole" awards or options to new employees to replace awards or options such employees forfeited when leaving their previous employers;

(b)   grants to an employee whose employment is terminated due to death or disability or event of force majeure;

(c)   grants of awards or options which are subject to the fulfilment of performance targets as determined in the conditions of his/her grant;

OTHER INFORMATION

(d)   grants of awards or options the timing of which is determined by administrative or compliance requirements not connected with the performance of the relevant employee, in which case the vesting date may be adjusted to take account of the time from which the award or options would have been granted if not for such administrative or compliance requirements;

(e)   grants of awards or options with a mixed vesting schedule such that the awards or options vest evenly over a period of 12 months; or

(f)   grants of awards or options with a total vesting and holding period of more than 12 months; or

(g)   grants of awards or options under specific circumstances which are subject to an explanation by the Board (or the compensation committee where the arrangements relate to awards or options to Directors and/or senior managers) as to why a shorter vesting period is appropriate and aligns with the purpose of the Post-IPO Share Scheme.

Consideration

The consideration to be paid for the Class A Ordinary Shares underlying the awards granted shall be determined by the Scheme Administrator and notified to the grantee in the award letter.

Exercise Price

For awards which take the form of options, the amount payable for each Share to be subscribed for in the event of the option being exercised shall be determined by the Scheme Administrator but shall in any event be no less than the higher of: (i) the closing price of the Shares as quoted on the principal exchange on the date of grant; and (ii) the average closing price of the Shares as quoted on the principal exchange for the five business days immediately preceding the date of grant.

Further details of the Post-IPO Share Scheme are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 2. Post-IPO Share Scheme" of Appendix IV to the Listing Document.

OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or on The Nasdaq Global Select Market since the Listing Date and up to December 31, 2022.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Since the Listing Date and up to December 31, 2022, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements for the year ended December 31, 2022 is prepared under U.S. GAAP, and the differences between U.S. GAAP and IFRS has been disclosed in the Note 26 to such consolidated financial statements.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group since the Listing Date and up to the date of this annual report.

EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this annual report, there was no other significant events that might adversely affect the Group after December 31, 2022, and up to the date of this annual report.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial statements of the Group for the year ended December 31, 2022 were approved and authorised for issue by the Board on April 27, 2023.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of KANZHUN LIMITED
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of KANZHUN LIMITED (the "Company") and its subsidiaries (the "Group"), which are set out on pages 60 to 123, comprise:

- the consolidated balance sheet as at December 31, 2022;

- the consolidated statement of comprehensive (loss)/income for the year then ended;

- the consolidated statement of changes in shareholders' (deficit)/equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is related to revenue recognition for online recruitment services to enterprise customers.

Key Audit Matter	How our audit addressed the Key Audit Matter
Revenue recognized for online recruitment services to enterprise customers	We performed the following procedures to address this key audit matter:
The Company's revenues are primarily derived from providing online recruitment services to enterprise customers.	We understood, evaluated and tested the relevant controls relating to the revenue recognition for online recruitment services to enterprise customers.
Refer to Notes 2(o) and 10 to the consolidated financial statements, revenues derived from online recruitment services to enterprise customers were RMB4,461 million for the year ended December 31, 2022. Revenues are recognized when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred at a point in time or over time.	We tested the information technology general control and relevant automated controls for the information technology systems used in the processing of revenue transactions. We tested the revenue transactions by reading contracts with customers and evaluating the appropriateness of the revenue recognition policies adopted by the Company's management.
We considered this a key audit matter as significant effort was spent in auditing the revenues due to the large volume of transactions.	We tested, on a sample basis, the revenue transactions by obtaining and inspecting contracts with customers, sales orders, cash receipts, and system records for online recruitment service provided and recalculating revenue recognized for each transaction selected. Based on the procedures performed, we considered that the revenue recognized for online recruitment services to enterprise customers was supported by the evidence obtained.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

INDEPENDENT AUDITOR'S REPORT

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jack Li.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 27, 2023

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Notes	2021 RMB	2022 RMB	US$ Note 2(e)
			As of December 31,	
ASSETS				
Current assets				
Cash and cash equivalents		11,341,758	**9,751,824**	**1,413,882**
Short-term investments	4, 18	884,996	**3,458,089**	**501,376**
Accounts receivable, net	2(j)	1,002	**9,862**	**1,430**
Amounts due from related parties	17	6,615	**5,714**	**828**
Prepayments and other current assets	5	724,583	**600,773**	**87,104**
Total current assets		12,958,954	**13,826,262**	**2,004,620**
Non-current assets				
Property, equipment and software, net	6	369,126	**691,036**	**100,191**
Intangible assets, net	7	458	**10,251**	**1,486**
Goodwill	7	–	**5,690**	**825**
Right-of-use assets, net	11	309,085	**289,628**	**41,992**
Other non-current assets		4,000	**4,000**	**580**
Total non-current assets		682,669	**1,000,605**	**145,074**
Total assets		13,641,623	**14,826,867**	**2,149,694**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	8	52,963	**185,297**	**26,866**
Deferred revenue	2(o)	1,958,570	**2,060,892**	**298,801**
Other payables and accrued liabilities	9	645,138	**633,482**	**91,846**
Operating lease liabilities, current	11	127,531	**151,438**	**21,956**
Total current liabilities		2,784,202	**3,031,109**	**439,469**
Non-current liabilities				
Operating lease liabilities, non-current	11	183,365	**143,591**	**20,819**
Deferred tax liabilities	12	–	**11,404**	**1,653**
Total non-current liabilities		183,365	**154,995**	**22,472**
Total liabilities		2,967,567	**3,186,104**	**461,941**

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Notes	2021 RMB	2022 RMB	US$ Note 2(e)
			As of December 31,	
Commitments and contingencies	19			
Shareholders' equity				
Ordinary shares (US$0.0001 par value; 2,000,000,000 shares authorized, 748,953,103 Class A ordinary shares issued and 727,855,233 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of December 31, 2021; 1,800,000,000 Class A ordinary shares authorized, 749,323,103 issued and 724,582,975 outstanding, 200,000,000 Class B ordinary shares authorized, 140,830,401 issued and outstanding as of December 31, 2022)	13	554	**564**	**82**
Treasury shares	13	–	**(918,894)**	**(133,227)**
Additional paid-in capital		14,624,386	**15,450,389**	**2,240,096**
Accumulated other comprehensive (loss)/income		(257,765)	**695,184**	**100,793**
Accumulated deficit		(3,693,119)	**(3,586,480)**	**(519,991)**
Total shareholders' equity		10,674,056	**11,640,763**	**1,687,753**
Total liabilities and shareholders' equity		13,641,623	**14,826,867**	**2,149,694**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	Notes	2021 RMB	2022 RMB	US$ Note 2(e)
			For the year ended December 31,	
Revenues				
Online recruitment services to enterprise customers		4,219,026	**4,461,282**	**646,825**
Others		40,102	**49,780**	**7,217**
Total revenues	10	4,259,128	**4,511,062**	**654,042**
Operating cost and expenses				
Cost of revenues		(554,648)	**(754,861)**	**(109,445)**
Sales and marketing expenses		(1,942,670)	**(2,000,900)**	**(290,103)**
Research and development expenses		(821,984)	**(1,182,716)**	**(171,478)**
General and administrative expenses		(1,991,123)	**(719,699)**	**(104,347)**
Total operating cost and expenses		(5,310,425)	**(4,658,176)**	**(675,373)**
Other operating income, net		14,977	**17,595**	**2,551**
Loss from operations		(1,036,320)	**(129,519)**	**(18,780)**
Investment income	4	24,744	**65,150**	**9,446**
Financial income, net		9,735	**161,332**	**23,391**
Foreign exchange (loss)/gain		(1,961)	**8,627**	**1,251**
Other (expenses)/income, net		(7,745)	**11,406**	**1,654**
(Loss)/Income before income tax expenses		(1,011,547)	**116,996**	**16,962**
Income tax expenses	12	(59,527)	**(9,751)**	**(1,414)**
Net (loss)/income		(1,071,074)	**107,245**	**15,548**
Accretion on convertible redeemable preferred shares to redemption value	14	(164,065)	**–**	**–**
Net (loss)/income attributable to ordinary shareholders		(1,235,139)	**107,245**	**15,548**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,		
		2021	**2022**	
	Notes	RMB	**RMB**	**US$**
				Note 2(e)
Net (loss)/income		(1,071,074)	**107,245**	**15,548**
Other comprehensive (loss)/income				
Foreign currency translation adjustments		(127,378)	**952,949**	**138,165**
Total comprehensive (loss)/income		(1,198,452)	**1,060,194**	**153,713**
Weighted average number of ordinary shares used in computing net (loss)/income per share				
– Basic	*16*	529,343,027	**868,941,151**	**868,941,151**
– Diluted	*16*	529,343,027	**912,141,991**	**912,141,991**
Net (loss)/income per share attributable to ordinary shareholders				
– Basic	*16*	(2.33)	**0.12**	**0.02**
– Diluted	*16*	(2.33)	**0.12**	**0.02**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

| | Notes | Ordinary shares | | Treasury shares | | Additional paid-in capital RMB | Accumulated other comprehensive (loss)/income RMB | Accumulated deficit RMB | Total shareholders' (deficit)/equity RMB |
		Number of shares outstanding	Amount RMB	Number of shares	Amount RMB				
Balance as of January 1, 2021		128,983,824	81	3,657,853	–	452,234	(130,387)	(2,622,045)	(2,300,117)
Net loss		–	–	–	–	–	–	(1,071,074)	(1,071,074)
Foreign currency translation adjustments		–	–	–	–	–	(127,378)	–	(127,378)
Share-based compensation		–	–	–	–	417,284	–	–	417,284
Accretion on convertible redeemable preferred shares to redemption value	14	–	–	–	–	(164,065)	–	–	(164,065)
Repurchase and cancellation of Class B ordinary shares	13	(1,181,339)	(1)	–	–	(42,263)	–	–	(42,264)
Issuance of Class A ordinary shares upon initial public offering in the United States of America ("US IPO"), net of issuance cost	13	110,400,000	70	–	–	6,406,802	–	–	6,406,872
Conversion of convertible redeemable preferred shares	13	551,352,134	353	–	–	5,854,308	–	–	5,854,661
Issuance of Class B ordinary shares to TECHWOLF LIMITED	13, 15	24,745,531	16	–	–	1,506,346	–	–	1,506,362
Issuance of ordinary shares for share award plan		–	–	27,786,070	–	–	–	–	–
Exercise of share-based awards		54,385,484	35	(10,346,053)	–	193,740	–	–	193,775
Balance as of December 31, 2021		868,685,634	554	21,097,870	–	14,624,386	(257,765)	(3,693,119)	10,674,056
Cumulative effect of adoption of new accounting standard	2(aa)	–	–	–	–	–	–	(606)	(606)
Net income		–	–	–	–	–	–	107,245	107,245
Foreign currency translation adjustments		–	–	–	–	–	952,949	–	952,949
Share-based compensation		–	–	–	–	692,204	–	–	692,204
Issuance of ordinary shares for share award plan		–	–	370,000	–	–	–	–	–
Exercise of share-based awards		14,372,840	10	(14,372,840)	–	133,799	–	–	133,809
Repurchase of ordinary shares	13	(17,645,098)	–	17,645,098	(918,894)	–	–	–	(918,894)
Balance as of December 31, 2022		865,413,376	564	24,740,128	(918,894)	15,450,389	695,184	(3,586,480)	11,640,763

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Notes	For the year ended December 31, 2021 RMB	2022 RMB	US$ Note 2(e)
Cash flows from operating activities				
Net (loss)/income		(1,071,074)	**107,245**	**15,548**
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:				
Share-based compensation		417,284	**692,204**	**100,360**
Issuance of Class B ordinary shares to TECHWOLF LIMITED	13, 15	1,506,362	**–**	**–**
Depreciation and amortization		80,100	**140,078**	**20,309**
Loss/(Gain) from disposal of property, equipment and software		110	**(96)**	**(14)**
Foreign exchange loss/(gain)		1,961	**(8,627)**	**(1,251)**
Amortization of right-of-use assets		109,336	**147,322**	**21,360**
Unrealized investment income		(6,595)	**(43,716)**	**(6,338)**
Deferred income tax expenses		–	**9,324**	**1,352**
Allowance for credit losses		–	**336**	**49**
Changes in operating assets and liabilities:				
Accounts receivable		5,997	**(5,982)**	**(867)**
Prepayments and other current assets		(403,696)	**13,321**	**1,931**
Amounts due from related parties		3,503	**901**	**131**
Other non-current assets		(4,000)	**–**	**–**
Accounts payable		13,464	**10,179**	**1,476**
Deferred revenue		758,221	**102,322**	**14,835**
Other payables and accrued liabilities		329,802	**(18,037)**	**(2,615)**
Operating lease liabilities		(99,394)	**(143,732)**	**(20,839)**
Net cash generated from operating activities		1,641,381	**1,003,042**	**145,427**
Cash flows from investing activities				
Purchase of property, equipment and software		(259,891)	**(340,120)**	**(49,313)**
Proceeds from disposal of property, equipment and software		29	**324**	**47**
Purchase of short-term investments		(3,940,000)	**(5,213,058)**	**(755,822)**
Proceeds from maturity of short-term investments		3,598,000	**2,746,201**	**398,162**
Acquisition of a subsidiary, net of cash acquired		–	**(9,928)**	**(1,439)**
Net cash used in investing activities		(601,862)	**(2,816,581)**	**(408,365)**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,		
		2021	2022	
	Notes	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities				
Proceeds from the US IPO, net of issuance cost	13	6,406,872	–	–
Proceeds from exercise of share options		35,975	**249,662**	**36,198**
Repurchase of Class B ordinary shares from				
TECHWOLF LIMITED	13	(11,584)	–	–
Repurchase of ordinary shares	13	–	**(918,894)**	**(133,227)**
Net cash generated from/(used in) financing activities		6,431,263	**(669,232)**	**(97,029)**
Effect of exchange rate changes on cash and cash equivalents		(127,227)	**892,837**	**129,449**
Net increase/(decrease) in cash and cash equivalents		7,343,555	**(1,589,934)**	**(230,518)**
Cash and cash equivalents at beginning of the year		3,998,203	**11,341,758**	**1,644,400**
Cash and cash equivalents at end of the year		11,341,758	**9,751,824**	**1,413,882**
Supplemental cash flow disclosure				
Cash paid for income tax		–	**101,293**	**14,686**
Supplemental schedule of non-cash investing and financing activities				
Accretion on convertible redeemable preferred shares to redemption value	14	164,065	–	–
Changes in payables for purchase of property, equipment and software		(2,357)	**122,155**	**17,711**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

(b) Organization of the Group

As of December 31, 2022, the Company's principal subsidiaries and consolidated VIE are as follows:

Company name	Place of incorporation	Date of incorporation	Registered capital	Equity interest/ economic interest held	Principal activities and place of operation
Principal subsidiaries					
Techfish Limited	Hong Kong, China	February 14, 2014	HKD10	100%	Investment holding in Hong Kong
Beijing Glory Wolf Co., Ltd. (the "WFOE")	Beijing, China	May 7, 2014	US$130,000	100%	Management consultancy and technical services in the PRC
VIE					
Beijing Huapin Borui Network Technology Co., Ltd. ("Huapin")	Beijing, China	December 25, 2013	RMB10,000	100%	Online recruitment services in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.   PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(c)   Consolidated variable interest entity

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its restricted businesses in the PRC mainly through the VIE, Huapin and its subsidiaries, whose equity interests are held by certain management members of the Group (the "Registered Shareholders"). By entering into a series of contractual arrangements with Huapin and its respective Registered Shareholders, which were updated in September 2022, the Company has the power to direct activities of Huapin that most significantly affect its economic performance and receive substantially all of the economic benefits from Huapin. Accordingly, the Company obtained a controlling financial interest in the VIE. The Company is determined to be the ultimate primary beneficiary of the VIE, and therefore consolidates the VIE's results of operations, assets and liabilities in the Group's consolidated financial statements under the accounting principles generally accepted in the United States of America ("U.S. GAAP").

The principal terms of the contractual agreements entered into by and among the Company, through the WFOE, the VIE and the Registered Shareholders are further described below.

Exclusive Technology and Service Co-operation Agreement

Pursuant to the Exclusive Technology and Service Co-operation Agreement, the VIE has agreed to engage the WFOE as the exclusive provider of management consultancy, technical and other services as agreed. The VIE shall pay service fee to the WFOE, which shall be equivalent to total consolidated profit of the VIE and its subsidiaries, after offsetting the prior-year accumulated loss (if any), operating cost and expenses, taxes and other statutory contributions. Notwithstanding the foregoing, the WFOE shall have the right to adjust the level of the service fee by taking into account such factors as (a) the complexity and difficulty of the services, (b) the time taken for the services, (c) the scope and commercial value of the management consultancy, technical and other services, (d) the scope and commercial value of intellectual property licensing and leasing services, and (e) the market reference price for services of similar kinds. The VIE shall pay the service fee within 30 days after the delivering of payment instructions by the WFOE.

The Exclusive Technology and Service Co-operation Agreement shall remain effective until, among others, the date on which the WFOE or its designated party is formally registered as the shareholder of the VIE, in the case where the WFOE is permitted by the PRC laws to directly hold the VIE's equity interests and the WFOE and its subsidiaries and branches are allowed to engage in the business being currently operated by the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(c) Consolidated variable interest entity *(Continued)*

Exclusive Purchase Option Agreement

Pursuant to the Exclusive Purchase Option Agreement, the Registered Shareholders of the VIE have granted the WFOE or its offshore parent company or its directly or indirectly owned subsidiaries, an exclusive and irrevocable right to purchase all or any part of the respective equity interests in the VIE from the Registered Shareholders. Among others, the VIE and the Registered Shareholders irrevocably covenanted that unless with prior written consent by the WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business), and the Registered Shareholders shall not sell, transfer, pledge, or otherwise dispose all or any part of their equity interests in the VIE, other than the pledge of the VIE's equity interests pursuant to these contractual arrangements. The purchase price payable by the WFOE or its designee in respect of the transfer of the entire equity interests and/or total assets of the VIE shall be the nominal price, or the minimum price required by relevant PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by the WFOE and/or its designee to the VIE and/or Registered Shareholders at any such price shall be returned by the VIE and/or Registered Shareholders at the time and in the form requested by the WFOE.

The Exclusive Purchase Option Agreement shall remain effective for ten years with the WFOE having the option to renew it until all the equity interests in and/or all assets of the VIE have been transferred to the WFOE and/or its designee (registration has been completed for the change of members), and the WFOE and its subsidiaries and branches can legally engage in the business of the VIE.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the Registered Shareholders of the VIE have pledged all of equity interests in the VIE to the WFOE to guarantee performance of their obligations under the contractual arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the contractual arrangements. In the event of a breach by the VIE or any of its Registered Shareholders of contractual obligations under the Equity Pledge Agreement, the WFOE will have the right to (1) demand all the outstanding payments according to the Exclusive Technology and Service Co-operation Agreement, and/or (2) exercise its right of pledge according to the Equity Pledge Agreement, or otherwise dispose of the pledged equity interests in accordance with applicable laws, unless the event of default has been resolved in the satisfactory of the WFOE in time.

The Equity Pledge Agreement shall remain valid until, among others, the VIE and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of the VIE and completed relevant deregistration procedure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.   PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(c)   Consolidated variable interest entity *(Continued)*

Spousal Consent Letter

Pursuant to the Spousal Consent Letter, the spouses of the Registered Shareholders unconditionally and irrevocably consented to the execution of the relevant contractual agreements and to the disposal in accordance therewith of the equity interests in the VIE held by the Registered Shareholders (as the case may be). Additionally, each of the spouses agreed not to make any claim with respect to the equity interests in the VIE held by such Registered Shareholder, and to be bound by the relevant contractual agreements if for any reason the spouses acquire any equity interest in VIE held by each Registered Shareholder.

Power of Attorney

Pursuant to the Power of Attorney, each of the Registered Shareholders appointed the WFOE and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning the VIE and to exercise all of their rights as shareholders of the VIE, including but not limited to (1) to propose, convene and attend shareholders meetings and sign minutes and resolutions, (2) to exercise all shareholder rights that they are entitled to under PRC law and the relevant articles of association, including but not limited to, the right to vote and the right to sell, transfer, pledge or disposal of all or part of their shareholding; and (3) to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of the VIE.

(d)   Risks in relations to the VIE structure

The Group believes that the above contractual arrangements between or among the WFOE, VIE and the Registered Shareholders are following PRC laws and regulations as applicable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. The PRC Foreign Investment Law effect from January 1, 2020 doesn't explicitly classify contractual arrangements as a form of foreign investments. There are substantial uncertainties with respect to its implementation and interpretation and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company's VIE structure are found to be in violation of any existing or future PRC law and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including without limitation, levying fines, confiscating the Group's income or the income from the VIE, revoking the Group's business licenses or operating licenses, requiring the Group to restructure its ownership structure or operations or to discontinue any portion or all of the Group's prohibited businesses. The imposition of these penalties may result in a severe adverse impact on the Company's ability to direct the activities of the VIE or receive economic benefits from the VIE, which may result in the deconsolidation of the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

The following table set forth the financial information of the VIE and VIE's subsidiaries included in the Group's consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries within the Group:

	As of December 31,	
	2021 RMB	2022 RMB
ASSETS		
Current assets		
Cash and cash equivalents	864,851	1,020,243
Short-term investments	864,557	1,244,243
Accounts receivable, net	1,002	2,253
Amounts due from Group companies	86,989	136,757
Amounts due from related parties	6,615	5,714
Prepayments and other current assets	487,598	528,908
Total current assets	2,311,612	2,938,118
Non-current assets		
Property, equipment and software, net	368,381	688,578
Intangible assets, net	458	368
Right-of-use assets, net	301,288	281,913
Other non-current assets	4,000	4,000
Total non-current assets	674,127	974,859
Total assets	2,985,739	3,912,977
LIABILITIES		
Current liabilities		
Accounts payable	52,938	185,211
Deferred revenue	1,958,570	2,058,569
Other payables and accrued liabilities	626,151	576,189
Amounts due to Group companies	27,223	14,876
Operating lease liabilities, current	124,464	146,359
Total current liabilities	2,789,346	2,981,204
Non-current liabilities		
Operating lease liabilities, non-current	178,844	141,096
Deferred tax liabilities	–	9,427
Total non-current liabilities	178,844	150,523
Total liabilities	2,968,190	3,131,727

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.   PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(d)   Risks in relations to the VIE structure *(Continued)*

	For the year ended December 31,	
	2021	2022
	RMB	RMB
Total revenues	4,259,128	4,498,131
Cost of revenues	(554,575)	(750,932)
Net income	551,133	117,298

	For the year ended December 31,	
	2021	2022
	RMB	RMB
Net cash generated from operating activities	1,717,104	893,078
Net cash used in investing activities	(591,213)	(702,542)
Net cash used in financing activities	(444,239)	(35,144)
Net increase in cash and cash equivalents	681,652	155,392
Cash and cash equivalents at beginning of the year	183,199	864,851
Cash and cash equivalents at end of the year	864,851	1,020,243

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through the WFOE that most significantly impact the VIE such as having assets transferred out of the VIE at its discretion. Therefore, the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE except for registered capital and any PRC statutory reserves of the VIE, which amounted to RMB9,002 and RMB9,002 as of December 31, 2021 and 2022, respectively. Since the VIE was incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the WFOE for all the liabilities of the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance.

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)   Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and VIE's subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in ASC 810, *Consolidations* on accounting for the VIE, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor with disproportionately fewer voting rights.

All transactions and balances between the Company, its subsidiaries, the consolidated VIE and VIE's subsidiaries have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to, useful lives of property, equipment and software and intangible assets, impairment assessments of long-lived assets and goodwill, fair value of assets acquired and liabilities assumed in a business combination, valuation allowance for deferred tax assets, the provision for credit losses of financial assets and valuation of share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(d) Functional currency and foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and subsidiaries incorporated in Hong Kong and the United States of America, is the United States dollars ("US$"). The functional currency of the Group's PRC subsidiaries, consolidated VIE and VIE's subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, *Foreign Currency Matters.*

Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Exchange gain or loss resulting from those foreign currency transactions denominated in foreign currencies is recorded in foreign exchange gain/(loss) the consolidated financial statements.

The financial statements of the Company and subsidiaries located outside of the PRC are translated from their functional currency into RMB. Their assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated financial statements.

(e) Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers, and were calculated at the rate of RMB6.8972 per US$1.00 on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(f)   Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

*   Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

*   Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

*   Level 3 – Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount and the measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, accounts payable and other current liabilities. Except for short-term investments, the carrying values of other financial assets and liabilities approximate their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value based on Level 2 measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(g)   Business combination

Business combinations are recorded using the purchase method of accounting in accordance with ASC 805, *Business Combinations.* The consideration transferred in an acquisition is measured as the aggregate of the fair value of the assets transferred, liabilities incurred and equity instruments issued as of the acquisition date. Transaction cost directly attributable to the acquisition is expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of total of consideration paid, fair value of any non-controlling interests and the acquisition-date fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss).

(h)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits and highly liquid investments that are readily convertible to known amounts of cash, which have original maturities of three months or less.

(i)   Short-term investments

Short-term investments mainly include wealth management products issued by financial institutions, which are principal-not-guaranteed or with original maturities longer than three months but less than one year. These investments are stated at fair value and changes in the fair value are reflected in investment income in the consolidated statements of comprehensive income/(loss). Additionally, short-term investments are comprised of deposits with original maturities longer than three months but less than one year.

(j)   Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses. The Group adopts ASC 326 from 2022 and provides an allowance against accounts receivable based on the expected credit loss approach as described in Note 2(aa). No material allowance was recognized for the years ended December 31, 2021 and 2022.

An aging analysis of accounts receivable as of December 31, 2021 and 2022, based on the invoice date, is as follows:

	As of December 31,	
	2021	2022
	RMB	RMB
Within 3 months	710	8,903
Between 3 months and 6 months	105	415
Between 6 months and 1 year	90	92
More than 1 year	97	452
Total	1,002	9,862

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(CONTINUED)*

    (k) **Property, equipment and software**

    Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Leasehold improvement	Shorter of lease term or estimated useful life of the assets
Furniture and fixtures	5 years
Motor vehicles	3-5 years
Software	5 years

    The majority of electronic equipment are servers. The Group recognized the gain or loss on the disposal of property, equipment and software in other operating income/(expenses) in the consolidated statements of comprehensive income/(loss).

    (l) **Intangible Assets**

    Intangible assets purchased are initially recognized at cost, and intangible assets acquired in a business combination are initially recorded at fair value as of the acquisition date. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives, which are determined based on the period of contractual rights or estimated period during which such assets can bring economic benefits to the Group. The estimated useful lives are as follows:

Category	Estimated useful lives
Domains	10 years
Non-compete agreements	6 years
Trademarks	3 years
Database	3 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(m) Impairment of long-lived assets other than goodwill

Long-lived assets, such as fixed assets and intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. The Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to the undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2021 and 2022.

(n) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired or assumed in a business combination. Goodwill is tested for impairment at least annually and more frequently when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,* the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the carrying amount of the reporting unit and its fair value will be recorded. For the year ended December 31, 2022, no impairment indicator was noted and no impairment of goodwill was recorded.

(o) Revenue recognition

The Group accounted for revenue under ASC 606, *Revenue from Contracts with Customers.* The Group applies the five steps defined under ASC 606: (i) identify the contract(s) with a customer; (ii) identify performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) a performance obligation is satisfied.

According to ASC 606, revenue is recognized net of value-added tax ("VAT") when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred over time or at a point in time. Control of services is transferred over time if one of the following criteria is met: (i) customers simultaneously receive and consume the benefits provided by the Group's performance; (ii) the Group's performance creates or enhances an asset that customers control; or (iii) the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payments for performance completed to date. If control of services is transferred over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when customers obtain control of the services.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(o)   Revenue recognition *(Continued)*

Online recruitment services to enterprise customers

The Group provides online recruitment services with different kinds of features to enterprise customers, including direct recruitment services such as job postings, and value-added tools such as bulk invite sending, which could be purchased as a part of a package or on a standalone basis.

Based on the pattern by which the Group provides services and how enterprise customers benefit from services, these services can be divided into two categories in terms of revenue recognition: (i) services over a particular subscription period, which provide enterprise customers certain rights during a particular subscription period; for example, paid job postings allow enterprise customers to present certain job positions, receive job seeker recommendations, browse the mini-resume of and chat with a certain number of job seekers in its platform during the subscription period; and (ii) services with definite and limited number of usages within an expiration period, such as bulk invite sending and advanced filter. Accordingly, the Group recognizes its revenues from online recruitment services either over time or at a point in time as following:

- For services over a particular subscription period, the Group has a stand-ready obligation to deliver the corresponding services on a when-and-if-available basis during the subscription period, and enterprise customers simultaneously and continuously receive and consume the benefits as the Group provides the services throughout the subscription period. Therefore, a time-based measure of progress best reflects the satisfaction of the performance obligations and the Group recognizes the related revenues on a straight-line basis over the subscription period.

- For services with definite and limited number of usages within an expiration period, upon the delivery of the individual services, the Group satisfies its performance obligations and enterprise customers benefit from its performance obligations. Therefore, revenues are recognized at a point in time. If these services are unused within the expiration period, the Group recognizes the relevant revenues when they expire.

Other services

Other services mainly represent paid value-added tools offered to job seekers such as increased exposure of resume and candidate competitive analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(o) Revenue recognition *(Continued)*

Arrangements with multiple performance obligations

Multiple performance obligations exist when enterprise customers purchase subscription packages, which include an array of services. For those services included in subscription packages, the selling prices are consistently made references to the standalone selling prices when sold separately. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price, considering bulk-sale price discounts offered to certain enterprise customers where applicable.

Deferred revenue

The Group records deferred revenue when the Group receives customers' payments in advance of transferring control of services to customers. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months.

Remaining performance obligations

Remaining performance obligations represent the amount of contracted future revenues not yet recognized as the amount relate to undelivered performance obligations. Substantially all of the Group's contracts with customers are within one year in duration. As such, the Group has elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

(p) Cost of revenues

Cost of revenues primarily consist of third-party payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost, server depreciation and other expenses, which are directly attributable to the performance of the Group's online recruitment services.

(q) Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expenses, payroll and other employee-related expenses for the Group's sales and marketing staff, as well as other expenses such as office rental and property management fees for sales functions. Advertising expenses primarily include online traffic acquisition and brand marketing cost. For the years ended December 31, 2021 and 2022, advertising expenses totaled RMB997,650 and RMB793,211, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(r)   Research and development expenses

Research and development expenses primarily consist of payroll and other employee-related expenses for the Group's research and development staff and other expenses such as office rental and property management fees for research and development functions. All research and development costs are expensed as incurred.

(s)   General and administrative expenses

General and administrative expenses primarily consist of payroll and other employee-related expenses for the Group's managerial and administrative staff and other expenses such as office rental and property management fees.

The auditor's remuneration in relation to audit and audit-related services provided for the years ended December 31, 2021 and 2022 were RMB13,910 and RMB18,983, respectively. The auditor's remuneration in relation to non-audit services provided for the years ended December 31, 2021 and 2022 were RMB1,207 and RMB368, respectively.

(t)   Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIE and VIE's subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. There were no forfeited defined contribution to offset existing contribution under the defined contribution plan during the years ended December 31, 2021 and 2022. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts, were RMB256,533 and RMB395,193 for the years ended December 31, 2021 and 2022, respectively.

(u)   Share-based compensation

The Group grants share options and restricted share units ("RSUs") to its management, eligible employees and non-employees. Such compensation is accounted for in accordance with ASC 718, *Compensation-Stock Compensation.* The Group adopted ASU 2018-07, *Improvements to Non-employee Share-Based Payment Accounting,* for the years presented. Under ASU 2018-07, the accounting for non-employees' share-based awards are similar to the model for employee awards. And forfeitures are accounted for when they occur.

Share-based awards with service conditions only are measured at the grant-date fair value of the awards and recognized as expenses using the straight-line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an IPO or change of control as a performance condition, are measured at the grant-date fair value, and cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the Company's US IPO in June 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(u)   Share-based compensation *(Continued)*

The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employees share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees' future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management's estimates and assumptions. The fair value of the RSUs, which were granted subsequent to the completion of the Company's US IPO, is estimated based on the fair value of the underlying ordinary shares of the Company on the grant date.

The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards.

(v)   Operating leases

The Group accounts for operating leases in accordance with ASC 842, *Leases.* Based on the present value of lease payments over the lease term, right-of-use assets and operating lease liabilities are recognized for operating leases at lease commencement dates. As most of the Group's leases don't provide an implicit rate, the Group uses the incremental borrowing rate based on the information available at lease commencement dates in determining the present value of lease payments. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expenses are recognized on a straight-line basis over the lease terms. And the Group has elected the practical expedient to account for lease and non-lease components as a single lease component.

For operating lease with a term of one year or less, the Group has elected to not recognize any right-of-use asset or lease liability on its consolidated balance sheets. Instead, it recognizes the lease payments as operating cost and expenses in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term. Short-term lease expenses are immaterial to the consolidated statements of comprehensive income/(loss).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(w)   Income tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for deferred income taxes under the liability method in accordance with ASC 740, *Income Tax.* Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of deferred tax assets will not be realized.

The Group recognizes the benefit of a tax position if the tax position is more-likely-than-not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold is then measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group's estimates and any adjustments are recorded in the Group's consolidated financial statements in the period in which the audit is concluded. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and such changes are recognized in the period in which the changes occur. As of December 31, 2022, the Group did not have any significant unrecognized uncertain tax positions.

(x)   Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments as other comprehensive income/ (loss) in the consolidated financial statements. As such adjustments do not incur income tax obligations, there are no tax adjustments to arrive at other comprehensive income/(loss) on a net-of-tax basis.

(y)   Segment reporting

In accordance with ASC 280, *Segment Reporting,* the Group's chief operating decision maker has been identified as the Chief Executive Officer (the "CEO"), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment. As the Group's long-lived assets are substantially located in the PRC and substantially all of the Group's revenues are derived from entities within the PRC, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(z)   Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, for periods prior to the completion of the Company' US IPO in June 2021, unvested RSUs and shares issuable upon the exercise of share options using the treasury stock method.

The two-class method is used for computing net income per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, if applicable. Prior to the completion of the Company' US IPO in June 2021, the computation of basic net loss per share using the two-class method was not applicable as the Group was in a net loss position and the participating securities did not have contractual obligations to share in the loss of the Group.

(aa)   Recent accounting pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which requires the measurement and recognition of expected credit losses for certain financial assets and is codified in ASC 326, *Credit Losses.* ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Group's financial assets that are assessed to be within the scope of ASC 326 primarily include accounts receivable and other current assets. The Group has identified the relevant risk characteristics of these items, including size, type of services provided, historical credit loss experience and industry-specific factors, etc. The Group adopted this ASU in 2022, using a modified retrospective method, which resulted in a cumulative-effect adjustment of RMB606 to increase the opening balance of accumulated deficit on January 1, 2022. The adoption of this ASU has no material impact on the Group's consolidated financial statements.

Recent accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,* which provides guidance on the acquirer's accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.   CONCENTRATION AND RISKS

(a)   Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. The Group places its cash and cash equivalents and short-term investments with financial institutions which the Group believes are of high-credit rating and quality. In the event of bankruptcy of these financial institutions, the Group may not be able to claim its cash and cash equivalents and short-term investments back in full. The Group regularly monitors the rating and financial strength of these financial institutions to avoid potential defaults.

(b)   Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2.3% in 2021, and the depreciation of the RMB against the US$ was approximately 9.2% in 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.   SHORT-TERM INVESTMENTS

	As of December 31,	
	2021 RMB	2022 RMB
Wealth management products	884,996	2,665,047
Deposits	–	793,042
Total	884,996	3,458,089

Investment income from short-term investments was RMB24,744 and RMB65,150 for the years ended December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,	
	2021	2022
	RMB	RMB
Prepaid advertising expenses and service fee	234,490	211,604
Receivables related to the exercise of share-based awards*	289,822	172,452
Deposits	63,814	68,390
Staff loans and advances	52,695	33,672
Receivables from third-party online payment platforms	63,866	30,317
Others	19,896	84,338
Total	724,583	600,773

*   It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,	
	2021	2022
	RMB	RMB
Electronic equipment	429,683	849,020
Leasehold improvement	65,885	95,554
Furniture and fixtures	12,784	18,514
Motor vehicles	3,904	5,272
Software	3,126	4,055
Total cost	515,382	972,415
Less: accumulated depreciation	(146,256)	(281,379)
Total property, equipment and software, net	369,126	691,036

Depreciation expenses were RMB80,009 and RMB139,470 for the years ended December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7.   **BUSINESS ACQUISITION**

On October 11, 2022, the Group completed the acquisition of 100% equity interest of Beijing Qihui Ruituo Consulting Co., Ltd. ("Beijing Qihui"), which focuses on providing executive search services for mid-level to senior management and professional technical personnel to employers in the internet industry.

The consideration of this acquisition was RMB10.0 million in cash. Additionally, there was a contingent payment arrangement, which was mainly subject to continued employments of the founder of Beijing Qihui and certain key employees and certain performance conditions. The contingent payment arrangement was accounted for as post-combination compensation expenses during the requisite service periods when it is probable that the performance conditions will be met.

The acquisition was accounted for as a business acquisition using the purchase method of accounting. The consideration of the acquisition was allocated based on the fair value of the assets acquired and the liabilities assumed as of the acquisition date as follows:

	Amount RMB
Purchase consideration	10,000
Identifiable intangible assets acquired	
– Non-compete agreements	8,400
– Trademarks	1,000
– Database	1,000
Goodwill	5,690
Deferred tax liabilities	(2,080)
Net liabilities assumed	(4,010)
Total	10,000

Goodwill was primarily attributable to the benefit of the synergies and future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

Pro forma results of operations for this acquisition were not presented because the effect of this acquisition was not material to the Group's consolidated financial statements for the year ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.   ACCOUNTS PAYABLE

	As of December 31,	
	2021	2022
	RMB	RMB
Payables for purchase of property, equipment and software	19,987	142,142
Payables for advertising expenses	30,646	32,277
Others	2,330	10,878
Total	52,963	185,297

An aging analysis of accounts payable as of December 31, 2021 and 2022, based on invoice date, is as follows:

	As of December 31,	
	2021	2022
	RMB	RMB
Within 3 months	38,095	163,146
Between 3 months and 6 months	12,600	9,152
Between 6 months and 1 year	2,251	7,667
More than 1 year	17	5,332
Total	52,963	185,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9.   OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	
	2021 RMB	2022 RMB
Salary, welfare and bonus payable	373,286	366,454
Tax payable[(1)]	218,419	152,598
Advance from customers[(2)]	41,070	58,630
Others	12,363	55,800
Total	645,138	633,482

(1)   Tax payable mainly included value-added tax, enterprise income tax and individual income tax payable mainly related to the exercise of share-based awards.

(2)   It represents advance payments from customers stored in their own accounts in the Group's platform, which are refundable and could be used to exchange for the Group's services.

10.   REVENUES

The Group defines enterprise customers who contributed revenues of RMB50 or more annually as key accounts, who contributed revenues between RMB5 and RMB50 annually as mid-sized accounts, and who contributed revenues of RMB5 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Online recruitment services to enterprise customers	4,219,026	4,461,282
– Key accounts	928,360	1,033,561
– Mid-sized accounts	1,513,506	1,774,855
– Small-sized accounts	1,777,160	1,652,866
Others	40,102	49,780
Total	4,259,128	4,511,062

For revenues from online recruitment services to enterprise customers, RMB3,043,692 and RMB3,331,046 were recognized over time for the years ended December 31, 2021 and 2022, respectively; and RMB1,175,334 and RMB1,130,236 were recognized at a point in time for the years ended December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.   OPERATING LEASE

The Group's operating leases are primarily for offices. The components of lease expenses are as follows:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Operating lease expenses	116,091	162,448
Short-term lease expenses	2,177	1,947
Total	118,268	164,395

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,	
	2021 RMB	2022 RMB
Right-of-use assets, net	309,085	289,628
Operating lease liabilities, current	127,531	151,438
Operating lease liabilities, non-current	183,365	143,591
Total operating lease liabilities	310,896	295,029

	As of December 31,	
	2021 RMB	2022 RMB
Weighted average remaining lease term (in years)	3.26	2.60
Weighted average discount rate	4.82%	4.81%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. OPERATING LEASE *(CONTINUED)*

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,	
	2021	**2022**
	RMB	**RMB**
Cash paid for amounts included in the measurement of operating lease liabilities	102,154	**154,626**
Right-of-use assets obtained in exchange for operating lease liabilities	274,358	**139,968**

Maturities of operating lease liabilities are as follows:

	As of December 31, 2022 RMB
2023	**154,865**
2024	**82,310**
2025	**49,935**
2026	**25,451**
2027	**1,833**
Thereafter	**–**
Total undiscounted lease payments	**314,394**
Less: imputed interest	**(19,365)**
Total operating lease liabilities	**295,029**

12. INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INCOME TAX *(CONTINUED)*

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. Huapin is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented.

According to relevant laws and regulations promulgated by the State Taxation Administration of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year, which is subject to the approval from the relevant tax authorities.

Pursuant to the announcement issued by the State Taxation Administration of the PRC and other government authorities in September 2022, enterprises engaging in research and development activities are entitled to claim 200% of qualified research and development expenses for the period from October 1, 2022 to December 31, 2022 as tax deductible expenses. Additionally, HNTEs are entitled to claim 200% of the purchase of equipment and appliances made during the period from October 1, 2022 to December 31, 2022 as tax deductible items when determining the assessable profit for the year ended December 31, 2022.

Components of (loss)/income before income tax are as follows:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Income from PRC entities	610,813	125,529
Loss from overseas entities	(1,622,360)	(8,533)
Total	(1,011,547)	116,996

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INCOME TAX *(CONTINUED)*

Components of income tax expenses are as follows:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Current income tax expenses	59,527	427
Deferred income tax expenses	–	9,324
Total	59,527	9,751

The following table sets forth a reconciliation between the PRC statutory income tax rate of 25% and the Group's effective tax rate:

	For the year ended December 31,	
	2021 RMB	2022 RMB
PRC statutory income tax rate	25.00%	25.00%
Effect of tax-exempt entities and tax rates in different jurisdictions	(37.89)%	(21.95)%
Effect of preferential tax rates	5.15%	(10.43)%
Effect of permanent difference*	1.24%	(11.00)%
Changes in valuation allowance	(8.38)%	16.63%
Others	9.00%	10.08%
Effective tax rate	(5.88)%	8.33%

* The effect of permanent difference for the year ended December 31, 2022 was primarily related to additional tax deductions for qualified research and development expenses and newly purchased equipment, partially offset by non-deductible share-based compensation expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12.   INCOME TAX *(CONTINUED)*

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,	
	2021	2022
	RMB	RMB
Deferred tax assets		
Deductible advertising expenses	262,801	272,810
Net operating loss carry-forwards	70,985	94,704
Others	1,062	58
Total deferred tax assets	334,848	367,572
Less: valuation allowance	(334,848)	(354,306)
Total deferred tax assets, net of valuation allowance	–	13,266
Deferred tax liabilities		
Accelerated tax depreciation	–	(22,693)
Identifiable intangible assets arising from business acquisition	–	(1,977)
Total deferred tax liabilities	–	(24,670)
Deferred tax liabilities, net of deferred tax assets	–	(11,404)

As of December 31, 2022, the Group had accumulated tax losses of approximately RMB407.8 million, mainly derived from certain entities incorporated in the PRC and overseas. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is extended to 10 years for entities qualified as HNTEs. The tax losses in Hong Kong can be carried forward with no expiration date. Under the U.S. tax law, majority of the Group's federal tax losses arose in tax years beginning after December 31, 2017 and can be carried forward indefinitely; and California state tax losses can be carried forward for up to 20 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INCOME TAX *(CONTINUED)*

Valuation allowance is provided against deferred tax assets based on a more-likely-than-not threshold. In making such determination, the Group evaluates a variety of factors including future reversals of existing taxable temporary differences and future profitability. Deferred tax assets that arose from deductible advertising expenses were provided for full valuation allowance, because there was no positive evidence to conclude that the benefit of such deferred tax assets would be more-likely-than-not to be realized based on the historical level of advertising expenditures. As of December 31, 2022, deferred tax assets of RMB13,266 that mainly arose from net operating loss carry-forwards of the VIE were expected to be utilized prior to expiration, while the remaining deferred tax assets mainly arising from net operating loss carry-forwards of other consolidated entities were provided for full valuation allowance because they were expected to continue to be loss-making in the foreseeable future.

Movements of valuation allowance are as follows:

	For the year ended December 31,	
	2021	2022
	RMB	RMB
Balance at beginning of the year	250,032	334,848
Change of valuation allowance	84,816	19,458
Balance at end of the year	334,848	354,306

13. ORDINARY SHARES

On February 10, 2020, all of the issued and outstanding 100,080,000 ordinary shares of the Company were re-designated as Class B ordinary shares, which were held by TECHWOLF LIMITED. TECHWOLF LIMITED was controlled by Mr. Peng Zhao, Founder, Chairman and CEO of the Group, and therefore Mr. Peng Zhao was deemed to beneficially own all of the Company's issued Class B ordinary shares.

On August 21, 2020, the Company issued a total of 4,122,853 Class A ordinary shares to Coatue PE Asia 26 LLC with a total consideration of US$11,431. Meanwhile, TECHWOLF LIMITED sold a total of 3,752,934 Class B ordinary shares to Image Frame Investment (HK) Limited, and immediately after the completion of the transfer, the Company re-designated these shares into Class A ordinary shares.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.   ORDINARY SHARES *(CONTINUED)*

On September 19, 2020, the Company issued 3,657,853 Class A ordinary shares to TWL Fellows Holding Limited for nominal consideration. TWL Fellows Holding Limited, a consolidated VIE of the Company incorporated on January 14, 2020 in the British Virgin Islands, was established as an employee shareholding vehicle (a "Trust") for the purpose of implementing the Company's share award plan. Therefore, the Company's ordinary shares issued to TWL Fellows Holding Limited were presented as treasury shares in the consolidated financial statements. Other than holding the Company's ordinary shares, the Trust does not have any assets.

On November 27, 2020, the Company issued and granted 24,780,971 Class B ordinary shares to TECHWOLF LIMITED (Note 15).

On March 12, 2021, TECHWOLF LIMITED transferred a total of 1,965,361 and 1,876,467 Class B ordinary shares to two new external investors, respectively, and those shares were automatically converted into Class A ordinary shares upon the closing of share transfer between the shareholders.

In March 2021, the Company repurchased a total of 1,181,339 Class B ordinary shares from TECHWOLF LIMITED at a price of US$5.33 per share. Immediately after the repurchase, those Class B ordinary shares were cancelled. The difference between the purchase price and the fair value of Class B ordinary shares was recorded as additional paid-in capital in the consolidated financial statements.

In June 2021, the Company completed its US IPO and 110,400,000 Class A ordinary shares were issued with total net proceeds of RMB6,406,872. Upon the completion of the US IPO, all of the preferred shares were automatically converted to 551,352,134 Class A ordinary shares.

In June 2021, the Company issued and granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED (Note 15).

In March 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares ("ADSs") over the following 12 months. Under this share repurchase program, during the year ended December 31, 2022, the Company repurchased a total of 8,822,549 ADSs (representing a total of 17,645,098 Class A ordinary shares) for approximately US$131.2 million (RMB918.9 million) on the open market. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury shares as a component of the shareholders' equity.

In December 2022, the Company successfully listed, by way of introduction, its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HK Listing").

As of December 31, 2022, 749,323,103 Class A ordinary shares were issued, out of which 724,582,975 outstanding, and 140,830,401 Class B ordinary shares were issued and outstanding. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on resolutions except for that with respect to certain reserved matters.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. **CONVERTIBLE REDEEMABLE PREFERRED SHARES**

On May 20, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,000,000 Series A convertible redeemable preferred shares (the "Series A Preferred Shares") were issued on May 20, 2014 for an aggregated consideration of US$3,000. The Company incurred issuance cost of US$20 in connection with this offering.

On December 16, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 26,666,667 Series B convertible redeemable preferred shares (the "Series B Preferred Shares") were issued on December 16, 2014 for an aggregated consideration of US$4,000. The Company incurred issuance cost of US$41 in connection with the offering of Series B Preferred Shares. Besides, the Company also issued 13,333,333 Series B Preferred Shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, the Company's Founder, Chairman and CEO, with no consideration received. Then the Company repurchased all of the Series B Preferred Shares issued to TECHWOLF LIMITED at par value and sold them to one of previous Series B investor on April 8, 2015 at the original issue price of the Series B Preferred Shares.

On April 8, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,000,000 Series C convertible redeemable preferred shares (the "Series C Preferred Shares") were issued on April 8, 2015 for an aggregated consideration of US$10,000. The Company incurred issuance cost of US$40 in connection with this offering.

On July 7, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 45,319,316 Series C-1 convertible redeemable preferred shares (the "Series C Preferred Shares", "Series C-1 Preferred Shares" or "Series C Preferred Shares Tranche I") were issued on July 7, 2016 for an aggregated consideration of US$12,508. The Company incurred issuance cost of US$86 in connection with this offering of Series C-1 Preferred Shares.

On August 15, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 42,251,744 Series C-2 convertible redeemable preferred shares (the "Series C Preferred Shares", "Series C-2 Preferred Shares" or "Series C Preferred Shares Tranche II") were issued on August 15, 2016 for an aggregated consideration of US$18,000. The Company incurred issuance cost of US$100 in connection with this offering.

On February 10, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 11,497,073 Series C-3 convertible redeemable preferred shares (the "Series C Preferred Shares", "Series C-3 Preferred Shares" or "Series C Preferred Shares Tranche III") were issued on February 10, 2017 for an aggregated consideration of US$6,001. The Company incurred issuance cost of US$32 in connection with this offering.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.   CONVERTIBLE REDEEMABLE PREFERRED SHARES *(CONTINUED)*

On November 2, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,856,049 Series D convertible redeemable preferred shares (the "Series D Preferred Shares") were issued on November 2, 2017 for an aggregated consideration of US$43,394. The Company incurred issuance cost of US$1,132 in connection with this offering.

On December 18, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 83,474,263 Series E convertible redeemable preferred shares (the "Series E Preferred Shares") were issued on December 18, 2018 for an aggregated consideration of US$130,000. The Company incurred issuance cost of US$3,376 in connection with this offering.

On March 8, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 32,373,031 Series E+ convertible redeemable preferred shares (the "Series E Preferred Shares", "Series E-1 Preferred Shares" or "Series E Preferred Shares Tranche I") were issued on March 8, 2019 for an aggregated consideration of US$55,000. The Company incurred issuance cost of US$1,982 in connection with this offering.

On July 4, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 28,226,073 Series E-2 convertible redeemable preferred shares (the "Series E Preferred Shares", "Series E-2 Preferred Shares" or "Series E Preferred Shares Tranche II") were issued on July 4, 2019 for an aggregated consideration of US$50,000. The Company incurred issuance cost of US$1,917 in connection with this offering.

On February 10, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,689,976 Series F convertible redeemable preferred shares (the "Series F Preferred Shares") were issued on February 10, 2020 for an aggregated consideration of US$150,000. The Company incurred issuance cost of US$1 in connection with this offering.

On November 27, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 50,664,609 Series F+ convertible redeemable preferred shares (the "Series F Preferred Shares" or "Series F-plus Preferred Shares") were issued on November 27, 2020 for an aggregated consideration of US$270,000. The Company incurred issuance cost of US$3,080 in connection with this offering.

The Series A, B, C, D, E and F Preferred Shares are collectively referred to as the Preferred Shares. The holders of Preferred Shares are collectively referred to as the Preferred Shareholders. The key terms of the Preferred Shares issued by the Company are as follows:

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. **CONVERTIBLE REDEEMABLE PREFERRED SHARES** *(CONTINUED)*

Conversion rights

Optional conversion

Each Series A, B, C, D, E and F Preferred Share shall be convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder thereof, into such number of Class A ordinary shares as determined by the quotient of the applicable issue price divided by the then effective applicable conversion price with respect to such particular series of Preferred Shares, which shall initially be the applicable issue price for the Series A, B, C, D, E and F Preferred Shares, as the case may be, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuances, share dividends, distributions, subdivisions, redemptions, combinations, or reorganizations, mergers, consolidations, reclassifications, exchanges or substitutions.

Automatic conversion

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issue price by the conversion price (initially being 1 to 1 conversion ratio). The conversion price of each Preferred Share is the same as its original issue price and no adjustments to conversion price have occurred so far.

Each Series A, B, C, D, E and F Preferred Share shall automatically be converted into Class A ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering ("Qualified IPO"), or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis).

Prior to the Series D Preferred Shares issuance on November 2, 2017, a "Qualified IPO" was defined as an initial public offering with gross proceeds no less than US$60 million and capitalization of the Company of no less than US$350 million prior to such initial public offering. Upon the issuance of Series D Preferred Shares, the gross proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$90 million and US$900 million, respectively. Upon the issuance of Series E Preferred Shares, the gross proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$100 million and US$2,000 million, respectively. Upon the issuance of Series F Preferred Shares, the gross proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$100 million and US$3,300 million, respectively. Upon the issuance of Series F-plus Preferred Shares, the gross proceeds and market capitalization criteria for a "Qualified IPO" were increased to US$300 million and US$5,000 million, respectively.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.   **CONVERTIBLE REDEEMABLE PREFERRED SHARES** *(CONTINUED)*

Voting rights

Each holder of Series A, B, C, D, E and F Preferred Shares is entitled to cast the number of votes equal to the number of Class A ordinary shares such Preferred Shares would be entitled to convert into at the then effective conversion price. There was a modification to the voting rights of the shares controlled by Mr. Peng Zhao when the Series F and Series F-plus Preferred Shares were issued as follows:

•   the voting rights of ordinary shares controlled by Mr. Peng Zhao was modified to carry 10 votes in connection with the Series F Preferred Shares financing; and

•   the voting rights of shares controlled by Mr. Peng Zhao was modified to carry 15 votes in connection with the Series F-plus Preferred Shares financing.

Dividend rights

Each Preferred Share shall have the right to receive dividends, on an as-converted basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date.

Liquidation preference

In the event of any liquidation (unless waived by the majority of Preferred Shareholders) including deemed liquidation, dissolution or winding up of the Company, Preferred Shareholders shall be entitled to receive a per share amount equal to 100% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series F Preferred Shares, Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES *(CONTINUED)*

Redemption rights

At any time commencing on a date specified in the shareholders' agreements (the "Redemption Start Date"), holders of majority (more than 50%) of the then outstanding Series A, B, C, D, E and F Preferred Shares may request a redemption of the Preferred Shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

The Redemption Start Date of Preferred Shares have been amended for a number of times historically. If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.

The redemption prices have been modified historically. Prior to the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 10% compound interest per annum (calculated from the issuance date of the respective series of Preferred Shares), and declared but unpaid dividends. Upon the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 8% simple interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends.

If on the redemption date triggered by the occurrence of any redemption event, the Company's assets or funds which are legally available are insufficient to pay in full the aggregate redemption price for Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a two-year note, bearing an interest of ten percent (10%) per annum and with repayment of the principal and interest to be made on a monthly basis over a period of twenty-four (24) months. Preferred Shares subject to redemption with respect to which the Company has become obligated to pay the redemption price but which it has not paid in full shall continue to have all the rights and privileges which such Preferred Shareholders had prior to such date, until the redemption price has been paid in full with respect to such Preferred Shares.

Conversion upon US IPO

In June 2021, upon the completion of the US IPO, all of the Preferred Shares were automatically converted to 551,352,134 Class A ordinary shares on a one-for-one basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.   **CONVERTIBLE REDEEMABLE PREFERRED SHARES** *(CONTINUED)*

Accounting for preferred shares

The Company classified the Preferred Shares in the mezzanine equity section of the consolidated balance sheets because they were redeemable at the holders' option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance cost.

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB164,065 (US$25,284) for the year ended December 31, 2021.

The Company has determined that, under the whole instrument approach, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors' right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. However, the Company determined that the embedded feature, including conversion feature, do not require bifurcation as they either are clearly and closely related to the host or do not meet definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to all Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company's ordinary shares determined by the Company with the assistance from an independent third-party appraiser.

Modification of preferred shares

The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Company also assesses if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance cost) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES *(CONTINUED)*

Preferred shares modification were mainly included below:

• Starting from the issuance of Series C Preferred Shares, optional redemption date of each pre-existing Preferred Shares was modified and extended to the fifth anniversary of each newly issued series of Preferred Shares applicable closing date; and

• On February 10, 2020, the Redemption Start Date of Series A, B, C, D and E Preferred Shares was extended from July 5, 2024 to February 10, 2025, which is to be in line with the optional redemption date of Series F Preferred Shares. In the meanwhile, redemption price interest rate was lowered from 10% compound interest per annum to 8% simple interest per annum commencing from Series F Preferred Shares original issuance date and ending on the date of redemption.

From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represented a modification rather than extinguishment of pre-existing preferred shares, and the impact of the modification was immaterial.

The Company's convertible redeemable preferred shares activities for the year ended December 31, 2021 are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series E Preferred Shares		Series F Preferred Shares		Total	
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB
Balance as of January 1, 2021	60,000,000	36,177	40,000,000	67,976	147,068,133	478,565	60,856,049	380,782	144,073,367	1,845,033	99,354,585	2,882,063	551,352,134	5,690,596
Accretion on convertible redeemable preferred shares to redemption value	–	1,057	–	2,006	–	13,580	–	10,823	–	51,072	–	85,527	–	164,065
Conversion of Preferred Shares to ordinary shares	(60,000,000)	(37,234)	(40,000,000)	(69,982)	(147,068,133)	(492,145)	(60,856,049)	(391,605)	(144,073,367)	(1,896,105)	(99,354,585)	(2,967,590)	(551,352,134)	(5,854,661)
Balance as of December 31, 2021	–	–	–	–	–	–	–	–	–	–	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.   SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. Share-based awards granted under the 2020 Share Incentive Plan contain service conditions, which are mainly subject to one of the following vesting schedules: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant. In addition to service conditions, certain share-based awards granted are subject to performance condition related to the occurrence of an IPO or change of control. And the Company determined not to grant any further share-based awards pursuant to the 2020 Share Incentive Plan after the HK Listing in December 2022. As of December 31, 2022, share-based awards granted under the 2020 Share Incentive Plan to purchase 89,174,144 Class A ordinary shares were outstanding.

In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. As of December 31, 2022, the maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme was 86,380,904, and no share-based awards have been granted pursuant to the Post-IPO Share Scheme.

(a)   Share options

The following table sets forth the activities of share options for the years ended December 31, 2021 and 2022, respectively:

	Number of share options	Weighted average exercise price US$	Weighted average remaining contractual life In Years	Aggregate intrinsic value US$	Weighted average grant-date fair value US$
Outstanding as of January 1, 2021	107,133,353	1.16	6.84	226,639	0.64
Granted	32,710,153	4.14			
Exercised	(54,385,484)	0.55			
Forfeited	(2,982,054)	1.98			
Outstanding as of December 31, 2021	82,475,968	2.71	8.05	1,214,916	2.82
Granted*	8,424	0.00			
Exercised	(12,413,256)	1.59			
Forfeited	(1,709,938)	3.39			
Outstanding as of December 31, 2022	**68,361,198**	**2.90**	**7.23**	**498,336**	**2.99**
Vested and expected to vest as of December 31, 2022	**68,361,198**	**2.90**	**7.23**	**498,336**	**2.99**
Exercisable as of December 31, 2022	**32,268,060**	**2.08**	**6.51**	**261,387**	**1.69**

*   The exercise price and grant-date fair value of share options granted in 2022 was US$0.0001 and US$12.13, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. SHARE-BASED COMPENSATION *(CONTINUED)*

(a) Share options *(Continued)*

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying ordinary share at each reporting date.

As of December 31, 2022, there were US$115,900 of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 2.24 years and may be adjusted for future forfeitures.

The Company uses the binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions (or ranges thereof) are set as below:

	For the year ended December 31, 2021
Fair value of ordinary shares on the date of option grant (US$)	6.78-18.09
Risk-free interest rate[1]	1.6%-2.0%
Expected term (in years)	10
Expected dividend yield[2]	0%
Expected volatility[3]	58.8%-59.8%
Expected early exercise multiple	2.2x-2.8x

(1) The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of U.S. Treasury Strips with a maturity life equal to the expected term of share options.

(2) The Company has no history or expectation of paying dividends on its ordinary shares.

(3) Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.   SHARE-BASED COMPENSATION *(CONTINUED)*

(b)   RSUs

After the completion of the Company's US IPO in June 2021, the Company started to grant RSUs to employees. The following table summarizes activities of the Company's RSUs for the years ended December 31, 2021 and 2022:

	Number of RSUs	Weighted average grant-date fair value US$
Outstanding as of January 1, 2021	–	–
Granted	3,521,118	
Outstanding as of December 31, 2021	3,521,118	19.05
Granted	19,686,470	
Vested	(1,959,584)	
Forfeited	(435,058)	
Outstanding as of December 31, 2022	**20,812,946**	**11.23**

As of December 31, 2022, there were US$214,322 of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 3.5 years and may be adjusted for future forfeitures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. SHARE-BASED COMPENSATION *(CONTINUED)*

(c) **Share-based compensation expenses by function**

The following table sets forth the amounts of share-based compensation expenses included in each of the relevant financial statement line items:

	For the year ended December 31,	
	2021	**2022**
	RMB	**RMB**
Cost of revenues	31,467	**39,587**
Sales and marketing expenses	73,733	**170,366**
Research and development expenses	137,820	**284,323**
General and administrative expenses*	1,680,626	**197,928**
Total	1,923,646	**692,204**

* In June 2021, the Company granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, and recorded share-based compensation expenses of RMB1,506.4 million in general and administrative expenses upon the grant (Note 13).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. NET (LOSS)/INCOME PER SHARE

The computation of basic and diluted net (loss)/income per share for the years ended December 31, 2021 and 2022 is as follows:

	For the year ended December 31,	
	2021	2022
	RMB	RMB
Numerator		
Net (loss)/income	(1,071,074)	107,245
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	–
Net (loss)/income attributable to ordinary shareholders	(1,235,139)	107,245
Denominator		
Weighted average number of ordinary shares used in computing net (loss)/income per share, basic	529,343,027	868,941,151
Dilutive effect of share-based awards	–	43,200,840
Weighted average number of ordinary shares used in computing net (loss)/income per share, diluted	529,343,027	912,141,991
Net (loss)/income per share attributable to ordinary shareholders		
– Basic	(2.33)	0.12
– Diluted	(2.33)	0.12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16.   NET (LOSS)/INCOME PER SHARE *(CONTINUED)*

As the Group incurred loss for the years ended December 31, 2021, the ordinary shares equivalents, including preferred shares, shares options and RSUs granted, were anti-dilutive and excluded from the computation of diluted net loss per share. For the year ended December 31, 2022, the ordinary shares equivalents including share options and RSUs granted were dilutive and were included in the computation of diluted net income per share as above. The weighted average numbers of ordinary shares equivalents excluded from the computation of diluted net loss per share for the years ended December 31, 2021 were as follows:

	For the year ended December 31, 2021
Preferred shares	251,440,808
Share options and RSUs	78,376,179

17.   RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties with which the Group had transactions during the years presented and their relationships with the Group:

Name of related parties	Relationship with the Group
Mr. Peng Zhao and companies controlled by him	Founder, Chairman and CEO of the Group and his controlled companies
Image Frame Investment (HK) Limited (under the control of Tencent Holdings Limited)	Principal shareholder of the Group
Individual executive officer	Executive officer of the Group

Details of major amounts due from related parties for the years presented are as follows:

	As of December 31,	
	2021 RMB	2022 RMB
Receivables from the online payment platform of Tencent Group*	4,284	3,177
Prepaid cloud service fee to Tencent Group*	2,331	2,537
Total	6,615	5,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. RELATED PARTY BALANCES AND TRANSACTIONS *(CONTINUED)*

Details of major transactions with related parties for the years presented are as follows:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Cloud services from Tencent Group*	18,119	26,256
Online payment clearing services from Tencent Group*	5,464	4,533
Total	23,583	30,789

* Tencent Group represents companies under the control of Tencent Holdings Limited, including Image Frame Investment (HK) Limited. The Group purchases cloud services and online payment clearing services from Tencent Group, which are trade in nature.

Additionally, the balance of amounts due from Mr. Peng Zhao and companies controlled by him, amounting to RMB31,132 as of December 31, 2020, was settled through the repurchase of Class B ordinary shares from TECHWOLF LIMITED in March 2021 (Note 13); and the advance of RMB5,093 to an individual executive officer as of December 31, 2020 was settled in cash in March 2021.

18. FAIR VALUE MEASUREMENT

Information about inputs into the fair value measurement of the Group's assets that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using		
Description	Fair value RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB
Short-term investments				
As of December 31, 2021	884,996	–	884,996	–
As of December 31, 2022	**3,458,089**	**–**	**3,458,089**	**–**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. **FAIR VALUE MEASUREMENT** *(CONTINUED)*

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. For short-term investments, which consists of wealth management products and deposits, the Group refers to the quoted rate of return provided by financial institutions at the end of each reporting period, which is classified as Level 2 of fair value measurement.

19. **COMMITMENTS AND CONTINGENCIES**

Commitments

The Group engages third parties for promoting its brand image through various advertising channels. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of December 31, 2022, future minimum advertising commitments under non-cancelable agreements were RMB28.0 million.

Contingencies

The Group and certain of its officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey. On March 4, 2022, plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that the Group made false and misleading statements regarding the business, operations and compliance policies in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on the Group's motion to dismiss was completed in July 2022. In September 2022, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the Court granted preliminary approval of the parties' settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of the Company's payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against the Company and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. The above settlement amount has been paid in December 2022. On April 5, 2023, after holding a fairness hearing, the Court granted final approval of the settlement and terminated the case.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

The Company's subsidiaries, consolidated VIE and VIE's subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign investment enterprises established in the PRC, the Group's subsidiaries registered as wholly owned foreign enterprises have to make appropriations from their after-tax profits as determined under the Generally Accepted Accounting Principles in the PRC ("PRC GAAP") to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund on an annual basis. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

In addition, in accordance with the PRC Company Law, the Group's consolidated VIE and VIE's subsidiaries must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund on an annual basis. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances. As of December 31, 2022, no appropriation to any reserve funds was made.

Accordingly, under these PRC laws and regulations, the Company's subsidiaries, the consolidated VIE and VIE's subsidiaries incorporated in PRC are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted, including paid-in capital and any statutory reserve funds, totaled approximately RMB938.0 million, or 8.1% of the Group's total consolidated net assets as of December 31, 2022.

21. SUBSEQUENT EVENTS

In March 2023, the Company's board of directors authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the following 12 months. The proposed repurchases may be made on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. FINANCIAL POSITION AND RESERVE MOVEMENT OF THE COMPANY

(a) Financial position of the Company

	As of December 31,	
	2021	2022
	RMB	RMB
ASSETS		
Cash and cash equivalents	9,875,153	8,234,173
Short-term investments	–	1,410,618
Amounts due from subsidiaries, VIE and VIE's subsidiaries	1,072,514	1,851,752
Prepayments and other current assets	231,529	62,256
Investment in subsidiaries, VIE and VIE's subsidiaries	–	222,915
Total assets	11,179,196	11,781,714
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Other payables and accrued liabilities	3,897	40,588
Amounts due to subsidiaries, VIE and VIE's subsidiaries	74,043	100,363
Investment deficit in subsidiaries, VIE and VIE's subsidiaries	427,200	–
Total liabilities	505,140	140,951
Shareholders' equity		
Ordinary shares	554	564
Treasury shares	–	(918,894)
Additional paid-in capital	14,624,386	15,450,389
Accumulated other comprehensive (loss)/income	(257,765)	695,184
Accumulated deficit	(3,693,119)	(3,586,480)
Total shareholders' equity	10,674,056	11,640,763
Total liabilities and shareholders' equity	11,179,196	11,781,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. FINANCIAL POSITION AND RESERVE MOVEMENT OF THE COMPANY (CONTINUED)

(b) Reserve movement of the Company

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive (loss)/income	Accumulated deficit	Total shareholders' (deficit)/ equity
	Number of shares outstanding	Amount RMB	Number of shares	Amount RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	128,983,824	81	3,657,853	–	452,234	(130,387)	(2,622,045)	(2,300,117)
Net loss	–	–	–	–	–	–	(1,071,074)	(1,071,074)
Foreign currency translation adjustments	–	–	–	–	–	(127,378)	–	(127,378)
Share-based compensation	–	–	–	–	417,284	–	–	417,284
Accretion on convertible redeemable preferred shares to redemption value	–	–	–	–	(164,065)	–	–	(164,065)
Repurchase and cancellation of Class B ordinary shares	(1,181,339)	(1)	–	–	(42,263)	–	–	(42,264)
Issuance of Class A ordinary shares upon the US IPO, net of issuance cost	110,400,000	70	–	–	6,406,802	–	–	6,406,872
Conversion of convertible redeemable preferred shares	551,352,134	353	–	–	5,854,308	–	–	5,854,661
Issuance of Class B ordinary shares to TECHWOLF LIMITED	24,745,531	16	–	–	1,506,346	–	–	1,506,362
Issuance of ordinary shares for share award plan	–	–	27,786,070	–	–	–	–	–
Exercise of share-based awards	54,385,484	35	(10,346,053)	–	193,740	–	–	193,775
Balance as of December 31, 2021	868,685,634	554	21,097,870	–	14,624,386	(257,765)	(3,693,119)	10,674,056
Cumulative effect of adoption of new accounting standard	–	–	–	–	–	–	(606)	(606)
Net income	–	–	–	–	–	–	107,245	107,245
Foreign currency translation adjustments	–	–	–	–	–	952,949	–	952,949
Share-based compensation	–	–	–	–	692,204	–	–	692,204
Issuance of ordinary shares for share award plan	–	–	370,000	–	–	–	–	–
Exercise of share-based awards	14,372,840	10	(14,372,840)	–	133,799	–	–	133,809
Repurchase of ordinary shares	(17,645,098)	–	17,645,098	(918,894)	–	–	–	(918,894)
Balance as of December 31, 2022	865,413,376	564	24,740,128	(918,894)	15,450,389	695,184	(3,586,480)	11,640,763

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. FINANCIAL POSITION AND RESERVE MOVEMENT OF THE COMPANY *(CONTINUED)*

The above statement of financial position and reserve movement of the Company was prepared in accordance with U.S. GAAP, and in conformity with the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance.

23. DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2021 and 2022.

24. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Fees	573	1,093
Salaries, allowances and benefits in kind	7,039	17,785
Performance related bonuses	10,072	14,278
Share-based compensation expenses*	1,534,086	60,598
Pension scheme contributions	98	173
Total	1,551,868	93,927

* For the year ended December 31, 2021, it included the share-based compensation expenses of RMB1,506.4 million related to the grant of 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, which is controlled by Mr. Peng Zhao, Founder, Chairman and CEO of the Group (Note 15).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24.   DIRECTORS' REMUNERATION *(CONTINUED)*

The directors' remuneration for the years ended December 31, 2021 and 2022 was as follows:

	For the year ended December 31, 2021					
	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses	Pension scheme contributions	Total remuneration
	RMB	RMB	RMB	RMB	RMB	RMB
Peng Zhao[1]	–	2,337	370	1,506,362	46	1,509,115
Yu Zhang[2]	–	1,901	–	11,406	–	13,307
Xu Chen[2]	–	1,356	–	13,132	31	14,519
Tao Zhang[2]	–	1,445	9,702	2,204	21	13,372
Charles Zhaoxuan Yang[3]	287	–	–	491	–	778
Yonggang Sun[3]	286	–	–	491	–	777
Total	573	7,039	10,072	1,534,086	98	1,551,868

	For the year ended December 31, 2022					
	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses	Pension scheme contributions	Total remuneration
	RMB	RMB	RMB	RMB	RMB	RMB
Peng Zhao[1]	–	5,756	984	–	39	6,779
Yu Zhang[2]	–	3,911	2,427	22,349	16	28,703
Xu Chen[2]	–	3,527	8,504	23,810	39	35,880
Tao Zhang[2]	–	3,645	1,987	5,752	39	11,423
Xiehua Wang[2]	–	946	376	8,011	40	9,373
Charles Zhaoxuan Yang[3]	552	–	–	338	–	890
Yonggang Sun[3]	541	–	–	338	–	879
Total	1,093	17,785	14,278	60,598	173	93,927

(1)   Peng Zhao is the Founder of the Company and has been the Chairman of the board of directors and CEO since the Company's inception.

(2)   Yu Zhang, Xu Chen and Tao Zhang have served as the directors of the Company since May 2021. Xiehua Wang has served as the director of the Company since April 2022.

(3)   Charles Zhaoxuan Yang and Yonggang Sun have served as the independent directors since June 2021.

(4)   The remuneration for directors appointed in 2021 and 2022 only included remuneration payables to them since their appointments as directors. No remuneration was paid by the Company to other directors for the years ended December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. FIVE HIGHEST-PAID INDIVIDUALS

The five highest-paid individuals for the years ended December 31, 2021 and 2022, included the following number of directors and non-directors:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Directors	2	2
Non-directors	3	3
Total	5	5

Details of the remuneration for the years ended December 31, 2021 and 2022 of the five highest-paid individuals who are non-directors (the "Non-director Individuals") were as follows:

	For the year ended December 31,	
	2021 RMB	2022 RMB
Salaries, allowances and benefits in kind	5,250	7,442
Performance related bonuses	646	3,554
Share-based compensation expenses	60,628	68,888
Pension scheme contributions	59	155
Total	66,583	80,039

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. FIVE HIGHEST-PAID INDIVIDUALS *(CONTINUED)*

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the year ended December 31,	
	2021 RMB	2022 RMB
HK$23,500,001 to HK$24,000,000	–	1
HK$26,000,001 to HK$26,500,000	2	–
HK$27,000,001 to HK$27,500,000	1	–
HK$29,500,001 to HK$30,000,000	–	1
HK$39,500,001 to HK$40,000,000	–	1
Total	3	3

No remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office during the years ended December 31, 2021 and 2022. No remuneration was waived by any directors or Non-director Individuals during the years ended December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Consolidated Statements of Comprehensive Loss (Extract)	Amounts as reported under U.S. GAAP RMB	For the year ended December 31, 2021 IFRS adjustments					Amounts as reported under IFRS RMB
		Preferred Shares RMB Note (i)	Share-based compensation RMB Note (ii)	Operating leases RMB Note (iii)	Listing expenses RMB Note (iv)	Expected credit loss RMB Note (v)	
Cost of revenues	(554,648)	–	(22,693)	1,589	–	–	(575,752)
Sales and marketing expenses	(1,942,670)	–	(26,597)	4,439	–	–	(1,964,828)
Research and development expenses	(821,984)	–	(50,491)	1,408	–	–	(871,067)
General and administrative expenses	(1,991,123)	–	(51,079)	309	(22,592)	(242)	(2,064,727)
Fair value change of financial instruments	–	(18,098,803)	–	–	–	–	(18,098,803)
Financial income, net	9,735	–	–	(10,469)	–	–	(734)
Net loss	(1,071,074)	(18,098,803)	(150,860)	(2,724)	(22,592)	(242)	(19,346,295)
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	164,065	–	–	–	–	–
Net loss attributable to ordinary shareholders	(1,235,139)	(17,934,738)	(150,860)	(2,724)	(22,592)	(242)	(19,346,295)
Other comprehensive (loss)/income							
Foreign currency translation adjustments	(127,378)	588,457	–	–	–	–	461,079
Effects of changes in credit risk for financial liabilities designated as at fair value through profit or loss	–	(634)	–	–	–	–	(634)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Consolidated Statements of Comprehensive Income/(Loss) (Extract)	Amounts as reported under U.S. GAAP RMB	Preferred Shares RMB Note (i)	Share-based compensation RMB Note (ii)	Operating leases RMB Note (iii)	Listing expenses RMB Note (iv)	Expected credit loss RMB Note (v)	Amounts as reported under IFRS RMB
				For the year ended December 31, 2022 IFRS adjustments			
Cost of revenues	(754,861)	–	(13,258)	2,097	–	–	(766,022)
Sales and marketing expenses	(2,000,900)	–	(74,495)	6,155	–	–	(2,069,240)
Research and development expenses	(1,182,716)	–	(133,784)	1,977	–	–	(1,314,523)
General and administrative expenses	(719,699)	–	(59,836)	1,554	–	–	(777,981)
Financial income, net	161,332	–	–	(15,255)	–	–	146,077
Net income/(loss)	107,245	–	(281,373)	(3,472)	–	–	(177,600)
Net income/(loss) attributable to ordinary shareholders	107,245	–	(281,373)	(3,472)	–	–	(177,600)

Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP RMB	Preferred Shares RMB Note (i)	Share-based compensation RMB Note (ii)	Operating leases RMB Note (iii)	Listing expenses RMB Note (iv)	Expected credit loss RMB Note (v)	Amounts as reported under IFRS RMB
				As of December 31, 2021 IFRS adjustments			
Prepayments and other current assets	724,583	–	–	–	–	(606)	723,977
Right-of-use assets, net	309,085	–	–	(4,599)	–	–	304,486
Total assets	13,641,623	–	–	(4,599)	–	(606)	13,636,418
Additional paid-in capital	14,624,386	28,098,509	206,564	–	22,592	–	42,952,051
Accumulated other comprehensive (loss)/income	(257,765)	1,246,796	–	–	–	–	989,031
Accumulated deficit	(3,693,119)	(29,345,305)	(206,564)	(4,599)	(22,592)	(606)	(33,272,785)
Total shareholders' equity	10,674,056	–	–	(4,599)	–	(606)	10,668,851

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP RMB	As of December 31, 2022 IFRS adjustments					Amounts as reported under IFRS RMB
		Preferred Shares RMB Note (i)	Share-based compensation RMB Note (ii)	Operating leases RMB Note (iii)	Listing expenses RMB Note (iv)	Expected credit loss RMB Note (v)	
Right-of-use assets, net	289,628	–	–	(8,071)	–	–	281,557
Total assets	14,826,867	–	–	(8,071)	–	–	14,818,796
Additional paid-in capital	15,450,389	28,098,509	487,937	–	22,592	–	44,059,427
Accumulated other comprehensive income	695,184	1,246,796	–	–	–	–	1,941,980
Accumulated deficit	(3,586,480)	(29,345,305)	(487,937)	(8,071)	(22,592)	–	(33,450,385)
Total shareholders' equity	11,640,763	–	–	(8,071)	–	–	11,632,692

Notes:

(i)   **Preferred Shares**

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares were recorded initially at fair value, net of issuance cost. The accretion to the respective redemption value of the Preferred Shares were recognized over the period starting from issuance date to the earliest redemption date.

Under IFRS, the Preferred Shares that were contingently redeemable at the holders' option were designated as financial liabilities at fair value through profit or loss, which were measured at fair value with the issuance cost recorded in general and administrative expenses. The amount of changes in the fair value of the financial liabilities attributable to changes in the credit risk of the financial liabilities was presented in other comprehensive (loss)/income and the remaining amount of changes in the fair value was presented in profit or loss.

Accordingly, the reconciliation includes (a) an increase of RMB17,934,738 in net loss attributable to ordinary shareholders and an increase of RMB634 in other comprehensive loss for the years ended December 31, 2021, respectively, resulting from fair value changes; and (b) a decrease of RMB588,457 in other comprehensive loss related with foreign currency translation adjustments for the years ended December 31, 2021.

All the Preferred Shares of the Company were converted into Class A ordinary shares upon the completion of the US IPO in June 2021. Therefore, there was no such reconciliation item in classification and measurement of Preferred Shares between U.S. GAAP and IFRS for the year ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(ii)   Share-based compensation

Under U.S. GAAP, a performance target that may be met during or after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the vesting probability of the performance condition, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of the Company's US IPO in June 2021. Under IFRS, the cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded when the performance condition related to the successful IPO became more likely than not to be achieved rather than being actually completed. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

For share options and RSUs granted with service condition, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP while the graded vesting method must be applied under IFRS.

Additionally, under U.S. GAAP, it is allowed to make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election isn't allowed; forfeitures must be estimated and share-based compensation expenses were recognized net of estimated forfeitures.

Accordingly, the reconciliation includes increases in operating cost and expenses of RMB150,860 and RMB281,373 for the years ended December 31, 2021 and 2022, respectively.

(iii)   Operating leases

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expenses related to the lease liabilities were recorded together as lease expenses, which resulted in a straight-line recognition effect over the respective lease terms.

Under IFRS, the amortization of the right-of-use assets was recognized on a straight-line basis while interest expenses related to the lease liabilities were recorded on the basis that the lease liabilities were measured at amortized cost with more expenses recognized in earlier years of each lease term. Additionally, the amortization of the right-of use assets and interest expenses related to the lease liabilities were presented in separate line items.

Accordingly, the reconciliation includes an increase in net loss of RMB2,724 for the year ended December 31, 2021, a decrease in net income of RMB3,472 for the year ended December 31, 2022, and decreases in right-of-use assets of RMB4,599 and RMB8,071 as of December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(iv) Listing expenses

Under U.S. GAAP, specific incremental issuance cost directly attributable to the offering of equity securities may be deferred and capitalized against the gross proceeds of the offering and presented in the shareholders' equity as a deduction from the proceeds.

Under IFRS, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those expenses considered directly attributable to the listing of existing shares on a stock exchange were not qualified for capitalization and expensed as incurred instead.

Accordingly, in relation to the listing expenses incurred for the US IPO, the reconciliation includes an increase in general and administrative expenses of RMB22,592 for the year ended December 31, 2021, and an increase of RMB22,592 in additional paid-in capital as of December 31, 2021 and 2022.

(v) Expected credit loss

Under U.S. GAAP, ASC 326 is adopted by the Group starting from 2022. Before the adoption of ASC 326, impairment losses for financial assets are not recognized until it is probable that a loss would be incurred based on events and conditions existing at the date of the financial statements. After the adoption of ASC 326, allowance for receivables are recognized using the current expected credit loss model upon initial recognition of financial assets.

Under IFRS, IFRS 9 were required to be adopted by the Group starting from January 1, 2018, which introduced an expected credit loss ("ECL") model for financial assets. Upon initial recognition, only the portion of lifetime ECL that results from default events that were possible within the next 12 months was recorded ("stage 1"). Lifetime expected credit losses were subsequently recorded only if there was a significant increase in the credit risk of the asset ("stage 2"). Once there was objective evidence of impairment ("stage 3"), lifetime ECL continued to be recognized, but interest revenue was calculated on the net carrying amount (that is, amortized cost net of the credit allowance).

Accordingly, the reconciliation includes an increase in general and administrative expenses of RMB242 for the year ended December 31, 2021. For the year ended December 31, 2022, there was no reconciliation for expected credit loss because the difference between allowance recognized under U.S. GAAP and that under IFRS was immaterial after the Group's adoption of ASC 326 in 2022.

FOUR YEAR FINANCIAL SUMMARY

Consolidated Results of Operations

	For the year ended December 31,			
	2019	2020	2021	**2022**
	(RMB in thousands)			
Total revenues	998,720	1,944,359	4,259,128	**4,511,062**
Total operating cost and expenses	(1,513,212)	(2,898,113)	(5,310,425)	**(4,658,176)**
Loss from operations	(511,919)	(944,905)	(1,036,320)	**(129,519)**
(Loss)/Income before income tax expenses	(502,055)	(941,895)	(1,011,547)	**116,996**
Net (loss)/income	(502,055)	(941,895)	(1,071,074)	**107,245**

Consolidated Balance Sheets

	As of December 31,			
	2019	2020	2021	**2022**
	(RMB in thousands)			
Current assets	1,707,793	4,747,312	12,958,954	**13,826,262**
Non-current assets	171,206	335,967	682,669	**1,000,605**
Total assets	1,878,999	5,083,279	13,641,623	**14,826,867**
Current liabilities	1,007,855	1,720,023	2,784,202	**3,031,109**
Non-current liabilities	37,659	76,373	183,365	**154,995**
Total liabilities	1,045,514	1,796,396	2,967,567	**3,186,104**
Total mezzanine equity	2,494,421	5,587,000	–	**–**
Total shareholders' (deficit)/equity	(1,660,936)	(2,300,117)	10,674,056	**11,640,763**
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	1,878,999	5,083,279	13,641,623	**14,826,867**

DEFINITIONS

"2020 Share Incentive Plan"	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time
"ADS(s)"	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian
"Articles" or "Articles of Association"	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Auditor"	PricewaterhouseCoopers, the external auditor of the Company
"Beijing Glory Wolf"	Beijing Glory Wolf Co., Ltd. (北京歌利沃夫企業管理有限公司), a limited liability company established under the laws of the PRC on May 7, 2014
"Beijing Huapin Borui"	Beijing Huapin Borui Network Technology Co., Ltd. (北京華品博睿網絡技術有限公司), a limited liability company established under the laws of the PRC on December 25, 2013
"Board"	the board of Directors
"business day"	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong are generally open for normal banking business
"China" or "PRC"	the People's Republic of China and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company's general meetings

DEFINITIONS

"Class B Ordinary Share(s)"	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Code"	the Management Trading of Securities Policy
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014
"Compensation Committee"	the compensation committee of the Board
"Compliance Advisor"	Guotai Junan Capital Limited, being the compliance advisor of the Company
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)"	entities of which we are the primary beneficiary through the Contractual Arrangements, namely the VIE and its subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into among the WFOE, the VIE and the Registered Shareholders (as applicable)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao and the intermediary company through which Mr. Zhao has an interest in the Company, namely, TECHWOLF LIMITED
"CG Code"	the Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"CRM system"	customer relationship management system
"Custodian"	Citibank, N.A. – Hong Kong, appointed by the Depositary to hold Class A Ordinary Shares deposited under the Deposit Agreement
"DAU"	the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once

DEFINITIONS

"Deposit Agreement"	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs, as amended and supplemented from time to time
"Depositary"	Citibank, N.A., the depositary of the Company's ADS program
"Director(s)"	the director(s) of our Company
"Environmental, Social and Governance Report"	the environmental, social and governance report of the Company
"Equity Pledge Agreement"	an equity pledge agreement entered into by Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui on September 30, 2022
"Exclusive Purchase Option Agreement"	an exclusive purchase option agreement entered into by Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui on September 30, 2022
"Exclusive Technology and Service Co-operation Agreement"	an exclusive technology and service co-operation agreement entered into by Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui on September 30, 2022
"GAAP"	generally accepted accounting principles
"governmental authority"	any governmental, regulatory, or administrative commission, board, body, authority, or agency, or any stock exchange, self-regulatory organisation, or other non-governmental regulatory authority, or any court, judicial body, tribunal, or arbitrator, in each case whether national, central, federal, provincial, state, regional, municipal, local, domestic, foreign, or supranational
"Group", "our Group", "the Group" "we", "us" or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"HFCAA"	Holding Foreign Companies Accountable Act
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board

DEFINITIONS

"Latest Practicable Date"	March 31, 2023
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022
"Listing Date"	December 22, 2022, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated December 16, 2022
"Listing Rule(s)"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"MAU"	monthly active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile application in a given month at least once
"Memorandum" or "Memorandum of Association"	the fifteenth amended and restated memorandum of association of the Company conditionally adopted by special resolutions of the shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules

DEFINITIONS

"Mr. Zhao" or "Founder"	Mr. Peng Zhao, being the founder, chairman, and chief executive officer of the Company
"Nomination Committee"	the nomination committee of the Board
"Post-IPO Share Scheme"	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Powers of Attorney"	the proxy agreement entered into by Beijing Huapin Borui, the Registered Shareholders and Beijing Glory Wolf
"PRC Legal Adviser"	Han Kun Law Firm, our legal adviser on PRC law
"Registered Shareholders"	the registered shareholders of the VIE, Mr. Zhao and Ms. Xu Yue
"Relevant Period"	the period from the Listing Date to December 31, 2022
"Reporting Period"	for the year ended December 31, 2022
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme

DEFINITIONS

"Shareholder(s)"	holder(s) of our Share(s)
"State Council"	State Council of the PRC (中華人民共和國國務院)
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it in the Listing Rules
"United States" "US" or "U.S."	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$", "U.S. dollars", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIE"	Beijing Huapin Borui
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Beijing Glory Wolf
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the holder of the Class B Ordinary Shares, entitling to weighted voting rights, details of which are set out in the section headed "Share Capital"
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	per cent



